EXHIBIT 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Table of Contents

INTRODUCTION	- 2 -
2011 HIGHLIGHTS AND SIGNIFICANT ITEMS	- 2 -
OVERVIEW	- 4 -
CRESTON MOLY	- 8 -
SELECTED ANNUAL INFORMATION	- 8 -
OVERALL 2011 PERFORMANCE	- 8 -
RESULT OF OPERATIONS	- 10 -
FOURTH QUARTER	- 15 -
FINANCIAL POSITION AND LIQUIDITY	- 17 -
FAIR VALUE OF FINANCIAL INSTRUMENTS	- 24 -
OUTSTANDING SHARE DATA	- 29 -
OFF BALANCE SHEET ARRANGEMENTS	- 29 -
RELATED PARTY TRANSACTIONS	- 29 -
ALTERNATIVE PERFORMANCE MEASURES	- 30 -
SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES	- 31 -
CONTROLS AND PROCEDURES	- 42 -
INTERNATIONAL FINANCIAL REPORTING STANDARDS	- 44 -
ACCOUNTING POLICIES TO BE IMPLEMENTED EFFECTIVE JANUARY 1, 2013	- 46 -
RISK FACTORS	- 27 -
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	- 60 -
CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES	- 61 -

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

INTRODUCTION

Management’s Discussion and Analysis (“MD&A”) provides information management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Mercator Minerals Ltd. (“Mercator”, “the Company”, “us”, “we” or “our”) and its subsidiaries. The MD&A of the Company’s financial position and results of operations should be read in conjunction with Mercator’s audited consolidated financial statements and the related notes for the years ended December 31, 2011 and December 31, 2010, which are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  The Company adopted IFRS on January 1, 2011 and has restated its balance sheet as at January 1, 2010 (“transition date”) to comply with IFRS presentation of comparative information.  The effects of the transition from Canadian generally accepted accounting policies (“Canadian GAAP”) to IFRS on previously reported comparative period financial statements is explained and set out in note 26 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2011.Unless otherwise noted, all currency amounts are in United States dollars and all tabular amounts are in millions.

This MD&A has been prepared as of March 30, 2012. The board of directors of Mercator has approved the disclosure contained in this Annual MD&A. A copy of this MD&A will be provided to any who requests it from the Company. Additional information including the Annual Information Form for the year ended December 31, 2011, is available on SEDAR at www.sedar.com. For a discussion of the Company’s adoption of International Financial Reporting Standards (“IFRS”), refer to page 45 of this MD&A.

This MD&A contains “forward-looking information and statements” that are subject to risk factors set out under the caption “Cautionary Note Regarding Forward-Looking Information”. The reader is cautioned not to place undue reliance on forward-looking statements.

2011 HIGHLIGHTS AND SIGNIFICANT ITEMS

❖
With the successful completion of the Phase 2 mill expansion in the third quarter of 2011, the Mineral Park Mine achieved record copper and molybdenum production in 2011 with copper equivalent production a record 80.3 million pounds; comprised of 42.4 million pounds of copper in concentrates and cathode, 7.0 million pounds of molybdenum in concentrates and 721,442 ounces of silver. All references to copper equivalent production in fourth quarter of 2011 and year ended 2011 are calculated using a molybdenum/copper ratio of 5.39, which is the 2011 average.

❖
Production for the fourth quarter of 2011 was also a record for a single quarter, totalled 23.6 million copper equivalent pounds, comprised of 11.3 million pounds of copper in concentrates and cathode, 2.3 million pounds of molybdenum in concentrates and 204,041 ounces of silver. During the quarter, recoveries were 80.1% and 71.6%, respectively, for copper and molybdenum, with average throughput being a record of 44,264 short tons per day (tpd). As a result of improved throughput and production, total cash production cost for the fourth quarter 2011 was $2.23 per pound of copper produced and $10.43 per pound of molybdenum produced, or 6% and 5% lower, respectively, as compared to the third quarter of 2011.

❖
Net income was $91.7 million ($0.41 per basic and $0.23 per diluted share) for the year as compared to a net loss of $139.2 million (loss of $0.71 per share) for the comparable year of 2010. Adjusted net income* was $8.0 million as compared to adjusted net income of $3.0 million for the year of 2010.

❖	Revenue was $263.0 million for the year, an increase of $80.4 million, or 44%, over the comparable year of 2010.

*These are alternative performance measures. Please see “Alternative Performance Measures” section on page 31 below.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

❖
Total cash cost* for the year 2011 was $2.32 per pound of copper produced and $11.63 per pound of molybdenum produced as compared to $2.35 per pound of copper produced and $11.66 per pound of molybdenum produced in 2010, or 1.3% and 0.3%, respectively lower.

❖	Operating profit was $42.7 million (16% of total revenues), representing a $15.2 million increase, or 55% increase, over the comparable year of 2010.

❖
Cash flows from operating activities were $55.2 million or $0.24 per share*(basic) for the year ended December 31, 2011, compared to $21.3 million or $0.11 per share* (basic) for the comparable year of 2010.

❖
The Company invested $67.7 million in property, plant and equipment for the year ended December 31, 2011. At the Mineral Park Mine $45.4 million was invested primarily for the completion of the construction of the Phase 2 mill expansion. An additional $18.1 million was for the installation of the natural gas turbine and construction of related support facilities at the Mineral Park Mine. An additional $4.2 million was invested for land purchases and the preparation for development of the El Pilar project.

❖
On June 22, 2011, the Company purchased all the outstanding common shares of Creston Moly Corp (“Creston Moly”) for a total purchase consideration of $155.5 million. The Company invested net cash of $20.6 million for the acquisition of Creston Moly Corporation. The net cash is comprised of $23.6 million of cash consideration plus an additional $3.1 million of transaction costs incurred by the Company less $6.1 million of cash on hand at Creston Moly Corp. (Creston Moly) at the time of acquisition.

❖
On June 22, 2011, Michael Surratt, President, CEO and Director retired from the Company and Bruce McLeod, former President and CEO of Creston Moly joined Mercator as President, CEO and Director.  Also at this time, Raymond Lee resigned from the Board with Colin Benner joining as a Director. In April 2011, Michael Lindeman resigned from the board and John Bowles became a Director and Chair of the Audit Committee. On January 17, 2011, the Company appointed Mark Distler as CFO.

❖
On November 9, 2011, the Company filed the El Pilar Project 2011 Feasibility Study on SEDAR. The study shows a robust copper project at the Company’s wholly-owned El Pilar project in northern Mexico.  Among the highlights of the “Base Case” are:

●	Average annual copper production of 73.0 million pounds and average annual cash operating costs of $1.37 per pound, over the 12-year mine life.

●	Initial capital cost, excluding working capital of $245.0 million delivering an internal rate of return, after tax of 35.7%.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Year Overview	2011	2010
Gross sales revenue ($ millions)	263.0	182.6

Copper in concentrate produced (lbs millions)	38.8	29.0
Total cash cost* per pound of copper in concentrate produced ($)	2.40	2.41

Cathode copper produced (lbs millions)	3.6	3.1
Total cash cost* per pound of cathode copper produced ($)	1.40	1.59

Total copper produced (lbs millions)	42.4	32.1
Total cash cost* per pound of copper produced ($)	2.32	2.35

Molybdenum in concentrate produced (lbs millions)	7.0	4.3
Total cash cost* per pound of molybdenum in concentrate produced ($)	11.63	11.66

Copper sold (lbs millions)	40.2	31.0
Molybdenum sold (lbs millions)	6.8	4.4

Net income/(loss) for the period ($ millions)	91.7	(139.2)
Earnings/(loss) per common share (basic) ($)	0.41	(0.71)

Cash flow from operating activities ($ millions)	55.2	21.3
Cash, restricted cash & short-term deposits ($ millions)	42.9	46.2

 *These are alternative performance measures. Please see “Alternative Performance Measures” section on page 31 below.

OVERVIEW

The Company is a natural resource company engaged in the mining, development, and exploration of its mineral properties in the United States of America and Mexico. The Company’s principal assets are its 100% owned Mineral Park mine (“Mineral Park”), a producing copper/molybdenum mine located near Kingman, Arizona, USA, its 100% owned El Pilar (“El Pilar”) copper development project located in Northern Mexico in the state of Sonora, and its 100% owned El Creston (“El Creston”) molybdenum exploration and development project located in Northern Mexico, in the state of Sonora.

The Company acquired 100% of the shares of Mineral Park Inc. which owns Mineral Park, from Equatorial Mining North America, Inc. in 2003. El Pilar was acquired in December 2008, through the acquisition of Stingray Copper Incorporated. El Creston was acquired in June 2011, through the acquisition of Creston Moly Corporation.

Mineral Properties

Unless otherwise indicated, Mercator has prepared the technical information in this MD&A ("Technical Information") based on information contained in the technical reports and news releases (collectively the "Disclosure Documents") available under either Mercator’s or the Creston Moly Corp. company profile and available on SEDAR at www.sedar.com. Some of the information in this MD&A has been updated for events occurring subsequent to the date of the technical reports. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator's Vice-President Mineral Park, a Qualified Person as defined by NI 43-101 supervised the preparation of and verified and approved the technical information contained in this MD&A in respect of Mineral Park. Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company’s Vice-President Exploration & Evaluation, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of the El Pilar project contained in this MD&A. Dave Visagie, P. Geo, the Company’s Exploration Manager, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of the El Creston project contained in this MD&A.

Mineral Park

The summary of technical information below is derived from a NI43-101 compliant technical report, updated to current – see “Mineral Properties” above to understand the limits on this summary. Since 2010, the Company has completed construction, commissioning and commercial production of the Phase 1, Phase 1.5, and Phase 2 mill expansions at Mineral Park which were designed to increase mill capacity from 25,000 tpd to 50,000 tpd. This included the completion and commissioning of the Phase 2 expansion of the mine and plant processing facilities in September of 2011 which was the final step to increasing ore throughput to 50,000 tpd. The Phase 2 expansion included a SAG mill, two ball mills, 11 additional roughers, five wells and waterline, and second primary crushing line. This has resulted in a substantial increase in copper and molybdenum production and unit cost of sales are anticipated to decrease on a going forward basis as operations are optimized. Also, in August of 2011, the Company finished installation and placed in service the natural gas turbine at Mineral Park, which currently is supplying the majority of power to the mine operations, up to 37 megawatts (MW). The Company expects the turbine to assist in further reducing operating costs at Mineral Park.

During the fourth quarter of 2011, the mine achieved for a consecutive 90-day period an average mill throughput rate of more than 45,000 tpd. This milestone satisfied the performance test required in the project loan agreement with the lending group, and reduced the cash sweep for the credit facilities, significantly from 50% down to 25% at Mineral Park, which will provide greater financial flexibility for the Company.

For the quarter ended December 31, 2011, Mineral Park produced a record 11.3 million pounds of copper and 2.3 million pounds of molybdenum. However, during the fourth quarter of 2011 and the first half of the first quarter 2012, copper production was impacted by the processing of harder ore portions of the Turquoise pit at the mine. Taking into consideration the harder than expected ore in the Turquoise pit portion of the mine, on January 16, 2012, the Company announced plans to accelerated the installation of a pebble crusher in the Semi Autogenous (“SAG”) mill circuit. A pebble crusher should reduce the size of the material being re-circulated in the SAG mill with the objective of helping increase mill throughput.

At the beginning of 2012, the Company initiated a program of testing the SAG mill circuit grinding capacity and has been successful in identifying the optimized size and quantity of grinding media and operating parameters in the two SAG mills. This has enabled the mill to process a blend of harder ore from the Turquoise pit at the designed throughput rate of 50,000 tpd. From the beginning of the year to February 15, 2012, the average throughput through the mill was 44,748 tpd. After implementing the SAG mill changes, from February 16 to March 29, 2012, the average throughput was 52,340 tpd. As a result of these improvements, the Company still expects to achieve 2012 production guidance for Mineral Park. Due to the successful optimization of the mill, the Company has currently deferred the decision to install the aforementioned pebble crusher.

In order to optimize the natural gas turbine at Mineral Park, the Company is planning on installing a turbine to grid interconnect facility that should allow for full turbine power optimization of up to 40 MW. The cost of this is interconnect estimated to be $3.0 million and is expected to be in service in the third quarter of 2012.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

2012 Mineral Park Outlook

On October 24, 2011, the Company provided the following production guidance for Mineral Park for the years 2013-2016. On January 16, 2012, the Company updated Mineral Park production guidance for 2012 which is incorporated in the forecast below.

Five-year Operating Plan Forecast

Production Estimates	2012	2013	2014	2015	2016
Copper in concentrate (million lbs)	45.6 - 50.7	54.0	45.9	42.4	38.0
Cathode copper (million lbs)	3.6	4.0	4.2	4.9	6.3
Total Copper (million lbs)	49.2 - 54.3	58.0	50.1	47.3	44.3

Molybdenum in concentrate (million lbs)	9.0 - 10.0	11.4	11.4	12.0	13.6
Silver (000 ounces)	455.0	461.7	562.1	250.9	734.7
Copper equivalent (2) (million lbs)	90.3 - 100.0	126.4	118.6	119.3	125.5
Milled tons (million tons)	18.8	20.1	20.1	20.1	20.1

Copper grade (%)	0.17	0.17	0.14	0.13	0.12
Molybdenum grade (%)	0.037	0.038	0.038	0.040	0.045
Copper recoveries (%)	80.0	80.0	80.0	80.0	80.0
Molybdenum recoveries (%)	75.0	75.0	75.0	75.0	75.0
(1)
Copper equivalent calculated using a molybdenum/copper ratio of 4.53 in 2012 and years 2013 to 2016. A ratio of 5.98was used as per the 2006 technical report. The 2011 actual molybdenum / copper ratio were 5.39.

The Company’s goals for Mineral Park in 2012 are to maximize cash flows by: 1) increasing throughput rates to 50,00 tpd and beyond, 2) lowering cash costs* of copper to $2.20 per pound and molybdenum to $10.00 per pound, and 3) sustaining targeted recovery rates for copper to 80% and molybdenum to 75% through the year.

El Pilar

The summary of technical information below is derived from a NI43-101 compliant technical report, updated to current – see “Mineral Properties” above to understand the limits on this summary. On November 9, 2011, the Company received and filed the El Pilar Project 2011 Feasibility Study Update, a Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects (“NI 43-101”) compliant technical report for the El Pilar project on SEDAR (www.sedar.com). The El Pilar Feasibility Study supported the development of a robust economically feasible copper project at the Company’s wholly owned El Pilar project in northern Mexico.

The Base Case (2) of the El Pilar Feasibility Study indicated:
❖	Net present value (“NPV”) after-tax, discounted at 8%, of $335.3 million.

❖	Internal rate of return (“IRR”), after-tax, of 35.7%.

❖	Payback period of 1.7 years.

❖	Life-of-mine (“LOM”) average annual production of 73.0 million pounds of copper cathode, with copper cathode production averaging 78.7 million pounds in the first five years.

❖	Expected average life of mine total cash operating costs are $1.37 per pound of payable copper, average $1.27 per pound in the first five years, and $0.94 per pound in the first year.

❖	Initial capital of $245.5 million, excluding working capital but including a contingency of $29.9 million.

❖	12-year mine life, with total estimated copper production of 881.7 million pounds.

❖	Mining and stacking of run-of-mine material at an average LOM rate of 52,000 tonnes per day, 47,000 tonnes per day in the first five years.

❖	Favorably located relative to existing infrastructure.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

(2)
Base Case at $3.83/lb. copper price per pound Year 1, $3.44/lb. Year 2, $3.14/lb. Year 3 and $2.60/lb. for the remaining life of mine, averaging $2.82/lb. copper over the life of mine. All calculations are Base Case except where otherwise specified.

The Feasibility Study builds on an earlier feasibility study completed in 2009 by Stingray Copper Inc., prior to acquisition of Stingray Copper Inc. by the Company. Since the 2009 feasibility study, considerable work has been done to optimize the El Pilar project, both operationally and economically. For the El Pilar Feasibility Study, the leach pad and solvent extraction/electrowinning (SX/EW) facilities were relocated and redesigned, additional metallurgical work was done to better forecast copper recovery and acid consumption, and a larger (1,300 tonnes per day) acid plant was adopted to better meet forecast acid requirements.

The El Pilar project is designed to be an open pit operation using conventional drilling, blasting, and loading utilizing diesel hydraulic shovels, followed by truck haulage. Run-of-mine (“ROM”) material will be mined and stacked on a leach pad. Copper cathode would be produced from the oxide copper ore by acid leaching and SX/EW processing to produce an average of 73.0 million pounds of copper in cathodes per year for the life of the mine, or approximately 33,100 metric tonnes of copper cathode annually. A majority of the power required by the El Pilar project would be produced as a by-product of the sulphur burning acid plant, with backup and additional power requirements supplied by a power line connecting to the national grid.

Plans at El Pilar for 2012 include ensuring this attractive copper project achieves construction-ready status as soon as possible while continuing to find value accretive financing for the development of the project. The Feasibility Study identified opportunities to improve the project’s economics, including reducing the lift heights on the leach pad from six meters to three meters. The Company expects to release the optimized Feasibility Study in the second quarter 2012 which will capture the benefits of the shorter lift heights.

Currently, the project is well advanced on its goal to becoming construction ready as it has obtained all the permits to allow construction to commence and engineering work is approximately 25% incomplete. In December of 2011 the majority of the project land area was purchased from the ejido and an agreement to purchase the remainder was reached including a long term lease until sale is finalized. During the first quarter of 2012, the land use permit fee was paid and the project is now fully permitted to commence construction. Right of way agreements for the power transmission line, access road, and railroad spur are well advanced with completion expected in the second quarter of 2012. The Company is currently focused on a dual track process of financing the project through its current banking syndicate and / or through a high-yield bond offering. The Company intends to make a financing decision sometime in the second quarter of 2012. Once construction has begun, the Company anticipates a construction time line of 15 months. The Company’s ability to progress this project towards a construction decision and eventually into production is dependent on its ability to arrange for sufficient funds to cover the capital and start up related costs.  There can be no assurance that the Company will be successful in arranging such funding.

El Creston

The summary of technical information below is derived from a NI43-101 compliant technical report, updated to current – see “Mineral Properties” above to understand the limits on this summary. El Creston is an advanced development-stage molybdenum and copper project located in Sonora, Mexico. Based on a December 2011 preliminary economic assessment (“PEA”) study, the El Creston project is expected to generate an average annual production of approximately 23.9 million pounds of molybdenum in concentrate and approximately 16.0 million pounds of copper in concentrate over a 13 year mine life. The PEA, which used price assumptions of $15.00 per pound of molybdenum and $2.60 per pound of copper, also indicated that the project could generate a NPV8% of $562 million and an IRR, after tax, of 22.3%. For readers to fully understand the these project highlights, they should be read in conjunction with the study, which is intended to be read as a whole and should not be read or relied upon out of context and is subject to the assumptions and qualifications contained in that report.

The Company expects to file a NI 43-101 technical report on El Creston in the second half of 2012, after which a decision on the development timetable for the El Creston project may be made. In 2012 the Company will complete ongoing environmental studies. In addition a limited program of geological mapping and sampling will be completed over selected areas to determine whether additional zones of molybdenum mineralization occur on the El Creston

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

property. The Company’s ability to progress this project towards a construction decision and eventually into production is dependent on its ability to arrange for sufficient funds to cover the capital and start up related costs.  There can be no assurance that the Company will be successful in arranging such funding.

CRESTON MOLY

On June 22, 2011, the Company purchased all the outstanding common shares of Creston Moly for a total purchase consideration of $155.5 million.

The consideration paid to acquire Creston Moly was comprised of $23.6 million in cash, 43,051,904 common shares of the Company valued at $118.6 million based on the June 22, 2011 closing price of the Company shares, 2,241,024 Mercator options valued at $3.6 million and 4,294,296 Mercator warrants valued at $5.8 million.  The vested Mercator options and warrants were issued to replace existing vested Creston Moly options and warrants. In addition, the total purchase consideration included: transaction cost incurred by the Company of $3.2 million and the fair market value of the Creston Moly shares owned by the Company of $0.7 million.

The Company, through Creston Moly, owns a 100% interest in El Creston, an advanced development-stage moly-copper project located in Sonora, Mexico. Mercator believes that the addition of a development asset like El Creston is a strong step towards achieving its strategy of creating a strong intermediate base metals company with an attractive growth profile.

SELECTED ANNUAL INFORMATION

(Expressed in millions $, except per share amounts)	For the 12 months ended as at December 31
	2011	2010	2009 (1)	2008 (1)
Operating Revenues	$263.0	$182.6	$88.7	$29.2
Operating Profit (Loss)	42.7	27.5	(21.1)	(32.4)
Unrealized Gain (Loss) from Derivative Instruments	71.9	(111.9)	–	–
Unrealized Gain (Loss) from Share Purchase Warrants	35.7	(23.5)	–	–
Net Income (Loss)	91.7	(139.2)	(86.1)	(28.3)
Gain (Loss) per Share
- Basic	0.41	(0.71)	(0.13)	(0.38)
- Diluted	0.23	(0.71)	(0.13)	(0.38)

Working Capital (Deficit)	(116.3)	(10.0)	39.8	(25.4)
Total Assets	612.9	422.7	381.1	249.2
Net Assets	293.3	37.9	192.2	46.1
Total Liabilities	319.7	384.7	188.9	203.1
Share Capital	395.0	235.1	213.1	58.1
Common Shares Issued	259.0	197.6	193.7	74.8
(1)	These figures are reported in accordance with Canadian GAAP.

OVERALL 2011 PERFORMANCE

The Company recorded net income of $91.7 million ($0.41 basic and $0.23 diluted per share) for the year ended December 31, 2011 as compared to net a net loss of $139.2 million ($0.71 basic and diluted loss per share) for the year ended December 31, 2010. The increase in net income recorded in 2011 as compared to 2010 was primarily due to $71.9 million of unrealized gains due to changes in the mark-to-market value of the Company’s forward sales

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

of copper and unrealized gains due to changes in the mark-to-market value of the Company’s share purchase warrants of $35.7 million compared to losses of $111.9 million and $23.5 million for both respectively in 2010.

(in millions)	Year
	2011	2010
Net income (loss)	$91.7	$(139.2)
Add:
Unrealized (gain)/loss on derivative instruments	(71.9)	111.9
Unrealized (gain)/loss on share purchase warrants	(35.7)	23.5
Deferred income tax expense	16.1	1.4
Stock based compensation expense	5.2	5.4
Executive Severance	2.6	–
Adjusted Net Income	$8.0	$3.0

As at December 31, 2011 the Company had $42.9 million in cash, cash equivalents and restricted cash, and a working capital deficiency of $116.3 million. This compares to $46.2 million in cash, cash equivalents and restricted cash, and a working capital deficiency of $10.0 million as at December 31, 2010. In finalizing the consolidated financial statements, the Company determined that it had breached certain of its covenants under each of its Credit Facilities, Project Financing, and Equipment Loans as at December 31, 2011. Therefore, the working capital deficiency at December 31, 2011 includes $88.4 million (Credit Facilities), $15.7 million (Project Financing), and $2.1 million (Equipment Loans) for the non-current portions of these debt arrangements that were required to be classified within current liabilities as at December 31, 2011. The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and Project Financing and is no longer in breach of these debt arrangements. The obligation to show these amounts as current, despite waivers having been obtained, is a requirement under IFRS 1, which differs from the former reporting standards under Canadian GAAP.  See ‘Comparison of IFRS and Canadian GAAP’ below. In addition, the Company has obtained an amendment to the assumptions used in determining compliance with these covenants which should make compliance more readily achievable going forward.

The working capital deficiency at December 31, 2011 also includes certain overdue accounts payable totaling $20.8 million. During 2011, the Company experienced a delay in completion of the Phase 2 expansion at Mineral Park Mine and incurred costs in excess of the planned capital project costs. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. Management has had discussions with certain vendors and has verbally agreed to suitable payment arrangements with respect to the overdue amounts. Management anticipates the incremental increase in sales revenue from the Phase 2 expansion to generate sufficient cash flow to become current with all vendors by the third quarter of 2012. There can be no assurances the Company will be able to meet its planned operating results or that the Company’s vendors will not demand repayment of the overdue amounts.

The Company has been the operator of Mineral Park since June 24, 2003, and has transitioned the mine from a run of mine, heap leach, and SXEW operation to a 50,000 tpd mill operation producing copper and molybdenum concentrates with associated SXEW copper production as of December 31, 2011.\

	2011	2010
Average Copper COMEX Price	4.01	3.42
Average Realized Copper Price (excluding hedges)	3.89	3.53
Average Molybdenum Spot Price	15.45	15.79
Average Molybdenum Realized Price	14.90	15.98

The Company’s copper production that exceeds the amount of copper forward sales is exposed to the fluctuation in copper prices (see discussion on “financing activities” regarding copper forward sales). The Company’s cathode copper sales are recognized at the NYMEX monthly average price less shipping.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The Company’s copper concentrate sales are recognized at the COMEX monthly average prices for quotational periods one month forward (“M+1”), three month forward (“M+3”), or four months forward (“M+4”) (at the buyer’s declaration) with assemblage of agreed upon lot sizes, approximately 5,000 wet metric tons (wmt). Current destinations include China through the port of Guaymas, Mexico and domestically to smelters in Arizona. The Company is responsible for freight, insurance, smelting, documentation fees, and refining costs. Current off-take agreements with one broker include 20,000 wmt per year in years 2011-2012 and 70,000 dry metric tons (dmt) in 2011 – 2017, plus an additional 20,000 dmt per year in years 2011-2012 with another broker.

The Company has an agreement with a broker on spot sales for 100% of Mineral Park’s cathode production.

The Company’s molybdenum concentrate sales are recognized at worldwide oxide prices less broker discounts at the time of sale to the buyer. Concentrate sales are freight-on-board (“FOB”) mine site. Current off-take agreement is an evergreen contract (with 12 months mutual notification of termination) with one broker for 100% of molybdenum production, with terms and conditions renewed on an annual basis.

The Company believes that in the near, medium and long term, given the strength in the prices of commodities that it produces, the outlook for its operations at Mineral Park will continue to improve and that El Pilar and El Creston will remain very attractive growth assets.

There can be no assurance, however, that copper and molybdenum demand will remain strong. Material decreases in copper and molybdenum prices may have a material adverse effect on the Company’s operating results and financial condition for any copper volumes exceeding the copper forward sales and all of its molybdenum production.

RESULT OF OPERATIONS

Revenues generated by the Company from metals sales and other items during the year ended December 31, 2011 totaled $263.0 million on the Company’s shipped production totaling 36.6 million pounds of copper in concentrates (24.1 million for 2010), 6.8 million pounds of molybdenum (4.4 million for 2010) 0.6 million ounces of silver (0.3 million for 2010) and 3.6 million pounds of cathode copper (3.1 million for 2010). The average realized price for copper during the year ended December 31, 2011, was $3.89 per pound, compared to $3.53 per pound for 2010. The average realized sales price for molybdenum was $14.90 per pound ($15.98 for 2010).

(in millions)	Year
	2011	2010
Revenue	$ 263.0	$ 182.6
Copper in concentrate sold (pounds)	36.6	24.1
Copper in cathode sold (pounds)	3.6	3.1
Molybdenum in concentrate sold (pounds)	6.8	4.4
Silver in concentrates sold (ounces)	0.6	0.3

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Operating Revenue and Expense

Revenue

(in millions)	Year
	2011	2010
Revenue
Copper revenue	$ 156.5	$ 109.3
Molybdenum revenue	101.5	70.3
Silver revenue	4.7	2.7
Other revenue	0.3	0.3
	$ 263.0	$ 182.6

Consolidated revenues generated during the year ended 2011 were $263.0 million, an increase of $80.4 million, or 44%, from revenues of $182.6 million for the year ended 2010. Consolidated revenues increased due to increased production and recoveries of copper and molybdenum over the prior period, offset by a slight decrease in realized price for both copper and molybdenum realized in 2010. The increase in copper and molybdenum production and recoveries compared to the year ended 2010 is a direct result of the expanded mine and concentrator activities compared to the year ended 2010.

Copper Revenue Analysis
(in millions, except realized price)
	2011	2010
Year Ended December 31, pounds sold	40.2	31.0
Realized price per pound sold (excluding hedges)	$ 3.89	$ 3.53
Year Ended December 31 - Copper revenue	$ 156.5	$ 109.3

The realized price for copper sold in the above table, excludes the effects of the copper forward sales contracts. A total of 34.0 million pounds of copper forward sales pounds equivalents were delivered in the year ended December 31, 2011 at an average contract price of $3.11 per pound. The realized loss on the copper forward sales contracts is recorded in the Realized Loss on Derivative Liabilities within the Statement of Comprehensive Income/Loss.

The Company has 27.7 million pounds of copper forward sales for the year of 2012 at an average price of $3.05 per pound. The Company’s copper production that exceeds the amount of copper forward sales is exposed to fluctuation in copper prices (see discussion on “financing activities” regarding copper forward sales).

The Company’s copper concentrate sales are recognized at COMEX average monthly prices for quotational period of M+1, M+3, or M+4 (at the buyer’s discretion). The Company’s cathode copper sales are recognized at the NYMEX monthly average price less shipping.

Molybdenum Revenue Analysis
(in millions, except realized price)
	2011	2010
Year Ended December 31, pounds sold	6.8	4.4
Realized price per pound sold	$ 14.90	$ 15.98
Year Ended December 31 - molybdenum revenue	$ 101.5	$ 70.3

The Company’s molybdenum concentrate sales are recognized at world-wide oxide prices less broker discounts at the time of delivery to the buyer. Molybdenum concentrate sales are FOB mine site. For molybdenum concentrate sales during the first 15 days of each month the quotational period shall be M+1. For all cargo readiness notices issued for the balance of each month the quotational period shall be M+2.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The Company records the unsettled copper and molybdenum concentrate sales at the end of the period at the estimated price of the forward quotational period.

Operating Expense

For the year ended December 31, 2011, the Company processed an average of 35,503 tpd of ore, compared to an average of 26,299 tpd for the year ended December 31, 2010. For the fourth quarter of 2011, through-put at Mineral Park has averaged over 44,264 tpd, compared to an average of 29,374 tpd for the fourth quarter of 2010.

The 2011 average throughput of 35,503 tpd, combined with 2011 average annual recoveries of 77.2% for copper and 70.1% for molybdenum resulted in Mineral Park reporting record contained metal production of 38.8 million pounds and 6.8 million pounds of copper and molybdenum in concentrates, respectively.

Key operating statistics for Mineral Park are presented below:

Production	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010
- Copper in concentrate (000s lbs.)	10,106	9,343	10,434	8,949	7,238
- Copper cathode (000s lbs.)	1,186	1,117	748	540	687
- Molybdenum in concentrate (000s lbs.)	2,287	1,977	1,762	1,008	1,528
- Silver in concentrate (oz.)	204,041	178,164	180,569	158,668	148,463
Mining
Waste (tons)	1,738,970	1,290,948	1,488,758	1,771,635	2,814,389
– Ore (tons)	3,827,136	2,960,740	2,682,298	2,556,265	2,836,299
– Leach (tons)	1,124,797	1,447,456	1,208,897	1,060,097	502,334
– Total material mined (tons)	6,690,903	5,699,143	5,379,952	5,387,999	6,153,023
Milling
– Tons processed	4,072,242	3,325,922	2,935,659	2,624,947	2,702,416
– Tons processed per day	44,264	36,151	32,260	29,166	29,374
– Copper grade (%)	0.16	0.18	0.23	0.23	0.17
– Molybdenum grade (%)	0.039	0.039	0.041	0.035	0.041
– Silver grade (opt)	0.112	0.097	0.105	0.143	0.074
Recoveries
– Copper (%)	80.1	77.2	76.6	74.8	77.9
– Molybdenum (%)	71.6	76.6	73.6	54.6	69.8
– Silver (%)	44.6	55.0	58.7	42.4	74.1
Copper Concentrate
– Dry tons produced	26,574	24,806	27,484	30,233	23,570
– Copper grade (%)	19.0	18.8	19.0	14.8	15.4
– Silver grade (opt)	7.68	7.18	6.57	5.25	6.30
Molybdenum Concentrate
– Dry pounds produced	4,855,567	4,061,087	3,681,878	2,062,740	3,087,960
– Molybdenum grade (%)	47.1	48.7	47.9	48.9	49.5
On site Operating Costs (1) ($/t milled)	$9.62	$11.38	$11.83	$11.93	$11.15
Pounds of copper produced (000s lbs.)	11,292	10,460	11,182	9,489	7,924
Total cash cost per pound (1) produced
– Copper in concentrate	$2.37	$2.49	$2.27	$2.52	$2.64
– Cathode copper	$1.05	$1.36	$1.42	$2.26	$1.94
– Total copper	$2.23	$2.37	$2.21	$2.50	$2.58
-Molybdenum in concentrate	$10.43	$10.99	$12.18	$14.48	$11.92

(1) The cash cost per pound of produced copper and molybdenum measure shown is an estimate of the cash cost on a co-product production basis. Site cash costs (including site administration) are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally. This is a non-IFRS performance measure and is furnished to provide additional information. These performance measures are included in this MD&A because these statistics are key performance measures that management uses to monitor performance, to assess how the Company is performing, to plan and to assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS. Please see “Alternative Performance Measures” section on page 21 below.

(in millions)	Year
	2011	2010
Cost of Sales
Mining and processing	$ 149.0	$ 102.2
Freight, smelting & refining	37.2	27.4

Mining and processing expenses increased by $46.8 million during the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increases in mining and processing costs were primarily related to the increase in costs associated with the expansion of mine operations and mill operating capacity as a result of ramping up from Phase 1 to Phase 1.5 to Phase 2 expansions at Mineral Park over the past two years.

Freight, smelting and refining charges increased by $9.8 million for the year ended December 31, 2011, as compared to the December 31, 2010.  The increase in freight, smelting and refining charges are primarily due to an increase in volume of copper and molybdenum concentrate shipped in the year ended December 31, 2011 as compared to volume of copper and molybdenum concentrate shipped in the year ended December 31, 2010.

(in millions)	Year
	2011	2010
Other Operating Expense
Administration	$ 29.2	$ 22.9
Exploration expenditures	4.9	2.6

Administration expenses increased by $6.3 million during the year ending December 31, 2011 as compared to the year ended December 31, 2010. This increase was primarily due to increases in administrative activities related to the expansion at Mineral Park, El Pilar optimized feasibility study activities, the Creston Moly acquisition, and executive separation arrangements related to the Creston Moly acquisition, as compared to the year ended December 31, 2010.

For the year ending December 31, 2011, exploration expenditures increased by $2.3 million as compared to the year ended December 31, 2010. This is attributable to the addition of the El Creston project in the second quarter and increased spending on the El Pilar project during 2011.

(in millions)	Year
	2011	2010
Mining and Processing	$ 14.6	$ 11.6
Administration	0.1	-
	$ 14.7	$ 11.6

Amortization and depreciation of mineral properties, plant, and equipment for the year ended December 31, 2011 was $14.7 million (December 31, 2010 - $11.6 million) and, has been allocated to the functional expense categories as presented above.

Amortization and depreciation of mineral properties, plant, and equipment increased by $3.0 million for the year ending December 31, 2011 as compared to the year ended December 31, 2010. The increase relates to the commencement of depreciation on the Phase 2 expansion and related gas turbine that were placed in service during the third quarter of 2011.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

(in millions)	Year
	2011	2010
Mining and Processing	$ 0.2	$ 0.6
Exploration Expenditures	0.5	0.1
Administration	4.5	4.7
	$ 5.2	$ 5.4

Stock based compensation expense for the year ended December 31, 2011 was $5.2 million (December 31, 2010 – $5.4 million) and, has been allocated to the functional expense categories as presented above.

(in millions)	Year
	2011	2010
Other Income (Expenses)
Finance expense	$(10.9)	$(12.3)
Finance income	0.1	0.1
Loss on long-term debt extinguishment	–	(13.5)
Realized gain on marketable securities	0.4	–
Realized loss on derivative instruments	(30.8)	(4.9)
Unrealized gain/(loss) on derivative instruments	71.9	(111.9)
Unrealized gain/(loss) on share purchase warrants	35.7	(23.5)
Foreign exchange gain	1.4	0.9

Finance expense decreased by $1.4 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease in finance expense is primarily due to the full year impact of lower interest rates in 2011 compared to the partial 2010 impact of the credit facilities the Company entered into on April 26, 2010. Finance expense for the year ended December 31, 2010 included interest on the 11.5% Senior Secured notes that were due in February 2012 and which were extinguished in May 2010. Interest on the Credit Facilities is based on LIBOR plus a spread ranging from 3.5% to 4.5% per annum based on the debt service coverage ratio, as defined, following the first scheduled repayment of the non-revolving credit facility. Up until that time interest is set at LIBOR plus 4.5% per annum. The interest rate as of December 31, 2011 was based on the 1-month LIBOR rate and was approximately 4.80%. This decrease in finance expense is partially offset by increases in finance expense due to the 2011 full year impact of the natural gas turbine project financing and the pre-construction credit facility entered into on June 22, 2011.

Accretion of provision of $0.3 million for the years ended 2011 and 2010 for site reclamation and closure is included in the statement of comprehensive income as a finance expense versus an operating cost under previous Canadian GAAP.

In the year ended December 31, 2010, the Company recorded a $13.5 million loss on long-term debt extinguishment related to the retirement of the 11.5% Senior Secured notes.

For the year ended December 31, 2011, the Company recorded a realized gain on marketable securities of $0.4 million (nil for 2010). This was related to the fair market value of the Creston Moly shares prior to the Company’s acquisition of Creston Moly.

Realized loss on derivative instruments was $30.8 million and $4.9 million for the years ended December 31, 2011 and 2010, respectively. Both of these arrangements were entered into as part of the new credit facility in April 2010 and are comprised of the following:

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

(in millions)	Year
	2011	2010
Realized loss-copper futures	$ 29.7	$ 4.3
Realized loss-interest swaps	1.1	0.6
	$ 30.8	$ 4.9

Unrealized gain on derivative instruments was $71.9 million for the year ended December 31, 2011 compared to a $111.9 million loss for the year ended December 31, 2010. The 2011 gain relates to the decrease in estimated fair value of derivative liabilities for mark to market on the copper forward contracts and the interest rate swap arrangement. The derivative instruments are valued at an average of $2.98 per pound for copper, while the COMEX spot price of copper was $3.15 per pound at December 31, 2011 and $4.18 per pound at December 31, 2010.

Unrealized gains on share purchase warrants were $35.7 million for the year ending December 31, 2011. This represents a decrease in the fair value of the liability related to the share purchase warrants compared to unrealized losses of $23.5 million for the comparable year ended December 31, 2010.

For the year ended December 31, 2011, the Company incurred foreign currency exchange gains of $1.4 million compared to foreign currency exchange gains of $0.9 million for the year ended December 31, 2010.

While the functional currency of the Company is the United States dollar, the Company has monetary assets and liabilities denominated in the Canadian dollars and Mexican pesos.

Transactions denominated in foreign currencies have been translated into US dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the period-end exchange rate. Foreign currency differences are recognized in comprehensive income (loss) in the same period in which they arise. Generally, in average the US dollar has gained a slightly over the last two years in comparison to the Canadian dollar and Mexican peso, resulting in modest foreign exchange gains for 2011 and 2010.

Income Taxes

Income tax expense for the year ended December 31, 2011 was $18.7 million (2010 - $1.7 million). The effective tax rate of 17% is lower than expected because the Company had unrecognized deferred tax assets that were utilized in the year to offset taxable income. The effective tax rate is higher than in 2010 because the Company had losses in the prior year and the deferred tax asset arising from these losses was not recognized.

FOURTH QUARTER

The Company recorded a net loss during the three months ended December 31, 2011 of $32.9 million. This compares to a net loss of $80.0 million for the three months ended December 31, 2010. The primary decrease in net loss is due to $44.2 million of lower realized and unrealized losses due to the impact of the forward price hedging on copper for the three months ended December 31, 2011 compared to the three months ended December 31, 2010 and a unrealized gain of $1.1 million to the liability on share purchase warrants for the three months ended December 31, 2011 compared to a loss of $23.8 million to the liability on share purchase warrants for the three months ended December 31, 2010.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

(in millions)	Three Months Ended
	December 31, 2011	December 31, 2010
Net Loss	$(32.9)	$(80.0)
Add:
Unrealized loss on derivative instruments	18.3	62.5
Unrealized (gain)/loss on share purchase warrants	(1.1)	23.3
Deferred income tax expense	16.1	1.4
Stock based compensation expense	1.1	0.9
Adjusted Net Income	$1.5	$8.1

 Income from operations for the three months ended December 31, 2011 was $9.3 million compared to $12.2 million for the three months ended December 31, 2010. Revenue for the three months ended December 31, 2011 was $70.7 million compared to $56.4 million for the three months ended December 31, 2010. Costs and expenses for the three months ended December 31, 2011 was $61.4 million compared to $44.1 million for the three months ended December 31, 2010. The increases in revenues, costs, and expenses were directly the result of the expansion of the mining and milling operations and related production volumes at Mineral Park when comparing the fourth quarter of 2011 to the fourth quarter of 2010.

Selected Quarterly Results

The following tables present our un-audited selected quarterly results of operations for each of the last eight quarters. This data has been derived from our un-audited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in our opinion, include all necessary adjustments, consisting solely of normal recurring adjustments, for the fair presentation of such information. Those unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2011 and 2010.

(in millions, except per pound and share amounts)	Three Months Ended
	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
	2011				2010 (1)
Revenues $	70.7	64.0	72.4	55.9	56.4	50.8	44.9	30.5

Copper sold (pounds) (2)	10.8	10.4	10.2	8.8	9.6	9.0	5.9	6.2
Molybdenum in concentrate sold (pounds) (3)	2.3	1.9	1.6	1.0	1.6	1.2	1.1	0.5

Average realized copper price $/lb	3.60	3.32	4.32	4.44	3.09	3.45	4.73	3.18
Average realized molybdenum price $/lb	13.44	14.56	16.93	15.65	16.71	15.16	15.18	17.02
Average COMEX copper price $/lb	3.41	4.07	4.16	4.38	3.92	3.28	3.18	3.29
Average Molybdenum spot price $/lb	13.33	14.54	16.56	17.32	15.65	14.86	16.52	15.17

Operating profit (loss) $	9.3	6.3	17.8	9.2	12.2	10.1	9.8	(4.6)
Unrealized gain (loss) on derivative instruments $	(18.3)	89.5	8.2	(7.5)	(62.5)	(64.8)	15.4	–
Unrealized gain (loss) on stock purchase warrants $	1.1	20.3	8.5	5.8	(23.3)	(13.3)	14.9	(1.8)

Net income (loss) $	(32.9)	106.8	24.0	(6.2)	(80.0)	(70.7)	22.9	(11.4)

Net income (loss) per share $	(0.13)	0.43	0.12	(0.03)	(0.41)	(0.36)	0.12	(0.06)

Cash flow from operating activities $	1.7	23.2	21.5	8.7	11.7	14.2	(4.6)	–
Cash and cash equivalents (including restricted cash) $	42.9	36.7	37.4	33.3	46.2	46.7	44.6	57.6
Total assets $	612.9	603.3	599.1	426.6	422.6	388.0	381.7	375.5
(1)	These amounts have been restated in accordance with IFRS.

(2)
The Company’s copper concentrate sales are recognized at the COMEX monthly average prices for quotational periods M+1 or M+4 (at the buyer’s declaration) with assemblage of agreed upon lot sizes, approximately 5,000 wet metric tons (wmt).  Current destinations include China through the port of Guaymas, Mexico and to Hayden and Miami, Arizona.  The Company is responsible for freight, insurance, smelting, documentation fees and refining costs.  Current off-take agreements with metal brokers include 40,000 wmt per year in years 2011-2012 and 70,000 dry metric tonnes (dmt) in 2011-2017.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

China through the port of Guaymas, Mexico and to Hayden and Miami, Arizona.  The Company is responsible for freight, insurance, smelting, documentation fees and refining costs.  Current off-take agreements with metal brokers include 40,000 wmt per year in years 2011-2012 and 70,000 dry metric tonnes (dmt) in 2011-2017.

(3)
The Company’s molybdenum concentrate sales are recognized at worldwide oxide prices less broker discounts at the time of delivery to the buyer.  Concentrate sales are FOB mine site. Current off-take agreement is an Evergreen Contract (with 12 months mutual notification of termination) for 100% of molybdenum production, with terms and conditions reviewed on an annual basis.

FINANCIAL POSITION AND LIQUIDITY

The Company’s activities have been financed prior to this date through the sale and issuance of shares and other securities by way of private placements, commercial financing arrangements, and increased cash flow from operations at Mineral Park.

During 2011, the Company completed the construction of the Phase 2 mill expansion at Mineral Park and declared commercial production at the end of the third quarter in 2011. The Company has reported cash flow from operations of $55.2 million for the period ended December 31, 2011 compared to cash flow from operation of $21.3 million for the year ended December 31, 2010.

The Company expects that the recently completed Phase 2 expansion of the ore processing facilities at Mineral Park in September of 2011 will result in substantially increased copper and molybdenum production (see 2012 to 2016 forecast metal production table on page 5). This incremental increase in metal production is expected to be sold at market rates. Based on these factors, the Company expects its cash and working capital balances to increase during 2012.

As at December 31, 2011 the Company had $42.9 million in cash, cash equivalents and restricted cash, and a working capital deficiency of $116.3 million. This compares to $46.2 million in cash, cash equivalents and restricted cash, and working capital deficiency of $10.0 million as at December 31, 2010. In finalizing the consolidated financial statements, the Company determined that it had breached certain of its covenants under each of its Credit Facilities, Project Financing, and Equipment Loans as at December 31, 2011. Therefore, the working capital deficiency at December 31, 2011 includes $88.4 million (Credit Facilities), $15.7 million (Project Financing), and $2.1 million (Equipment Loans) for the non-current portions of these debt arrangements that were required to be classified within current liabilities as at December 31, 2011. The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and Project Financing and is no longer in breach of these debt arrangements. In addition, the Company has obtained an amendment to the assumptions used in determining compliance with these covenants which should make compliance more readily achievable going forward.

The working capital deficiency at December 31, 2011 also includes certain overdue accounts payable totaling $20.8 million. During 2011, the Company experienced a delay in completion of the Phase 2 expansion at Mineral Park Mine and incurred costs in excess of the planned capital project costs. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. Management has had discussions with certain vendors and has verbally agreed to suitable payment arrangements with respect to the overdue amounts. Management anticipates the incremental increase in sales revenue from the Phase 2 expansion to generate sufficient cash flow to become current with all vendors by the third quarter of 2012. There can be no assurances the Company will be able to meet its planned operating results or that the Company’s vendors will not demand repayment of the overdue amounts.

While the Company believes the fundamentals of copper and molybdenum in the future are very good, the Company has structured a copper price risk management program in support of the Mineral Park financing and de-risking of its near-term El Pilar project in Mexico.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

(in millions)	Year
	2011	2010
Cash provided by (used in)
Net cash from operations	$55.2	$21.3
Financing activites	23.5	12.3
Investing activities	(89.5)	(59.6)
Decrease in cash and cash equivalents	$(10.8)	$(26.0)

Cash Flow from Operations

Cash flow from operations for the year ended December 31, 2011 was $55.2 million compared to $21.3 million for the year ended December 31, 2010. The primary reason for the $33.9 million increase was the improved performance at Mineral Park. Copper and molybdenum revenues improved by $47.2 million and $31.2 million, respectively, when compared to the year ended December 31, 2010. The increase in revenues was primarily due to the increase in copper and molybdenum sales volumes from the increase in the production of concentrates at Mineral Park. The mine sold 40.2 million pounds of copper in 2011 compared to 31.0 million pounds of copper in 2010. The mine also sold 6.8 million pounds of molybdenum in 2011 compared to 4.4 million pounds in 2010. These increases in sales volumes were slightly offset by decreases in the average realized prices for both products in 2011 in comparison to 2010. The $80.4 million increase in revenues was partially offset by a $56.6 million increase in cost of sales for mining and processing, freight, smelting, and refining. The increase in cost of sales is a direct result of the increase in volume of activities related to the expanded mining and milling at Mineral Park.

Financing Activities

On December 5, 2011, the Company announced private placement (the "Offering") of 11,428,572 units ("Unit") to raise gross proceeds of C$20.0 million. Each Unit was comprised of one common share ("Common Shares") and one-quarter of one common share purchase warrant (the "Warrants"). Each Warrant entitles the holder to purchase one additional Common Share of the Company at a price of C$2.50 per share until December 2, 2014. A finder's fee of C$0.5 million was paid in connection with the financing.

The Company intends to use the proceeds received from the sale of Units primarily to optimize and compress the construction schedule for the development of the El Pilar project. This will include commencement of the detailed engineering work, payment of the Change of Land Use ("CUS") permit fees, payment for land and right of way costs and to allow for the delivery of a "construction ready" project. These activities will allow for a quicker start-up when construction financing for the El Pilar project is available. The proceeds may also be used for general corporate and working capital purposes.

Pre-Construction Credit Facility (“PCF”)

On June 22, 2011 (“Closing Date”) the Company entered into a credit agreement with a group of lenders to provide credit facilities totaling $25.7 million comprising of a term loan for purposes of (i) funding certain closing costs associated with the acquisition of Creston Moly, (ii) establishment of the PCF, and (iii) general working capital requirements. Interest on this PCF is 6.5% from closing to the 6 month anniversary of the Closing Date; 7% for the next six months; and 8% until January 3, 2013, the Maturity Date. The PCF is secured by the El Pilar asset. The Company is entitled to prepay all or any portion of the PCF at any time with the following penalties: (i) if during the first nine months – 1% of the loan amount paid, (ii) if during the second nine month period - 0.5% of the loan amount paid, and (iii) no penalty thereafter.

The Company incurred lenders’ fees of $0.5 million in connection with the PCF that are being amortized to interest expense using the effective interest method over the term of the PCF.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Credit Facilities

On April 26, 2010 the Company entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”) to provide credit facilities totaling $130.0 million comprised of a non-revolving credit facility loan and a revolving credit facility loan (collectively the “Credit Facilities”).  The Company is entitled to prepay all or any portion of the Credit Facilities in the minimum amount of $2.0 million at any time without penalty, subject to breakage costs.

The Company incurred lender’s fees of $6.4 million in connection with these Credit Facilities. This amount was applied proportionately to the funds raised and is being amortized to interest expense using the effective interest method over the terms of the Credit Facilities.

The non-revolving credit facility is comprised of a $100.0 million term loan.  Quarterly principal repayments of approximately $4.8 million commencing March 31, 2011 with a final maturity date of March 31, 2016.

The revolving facility is comprised of a $30.0 million loan with a maturity date of April 26, 2014. The maturity date is subject to an annual extension option at the Lenders’ discretion. As of December 31, 2011 and December 31, 2010, the full amount of the facility has been drawn.

Interest on the Credit Facilities is based on LIBOR plus a spread ranging from 3.5% to 4.5% per annum based on the debt service coverage ratio, as defined, following the first scheduled repayment of the non-revolving credit facility. Up until that time interest is set at LIBOR plus 4.5% per annum. The interest rate as of December 31, 2011 was based on the 1-month LIBOR rate and was approximately 4.80%.

In connection with the Credit Facilities, the Company was also required to enter into forward sales of copper totaling 146.9 million pounds over a six year term.

The Credit Facilities are collateralized by principal operating  assets of the Company held in Mineral Park Inc. (MPI) and are guaranteed by the Company’s subsidiary, Mineral Park Holdings Ltd.

The Credit Agreement also contains quarterly provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities.  The percentage of excess cash subject to prepayment was reduced from 50% to 25% as a result of meeting the performance test requirement under the Credit Facilities on November 14, 2011.  The cash sweep provision is no longer applicable once prepayments aggregating $30.0 million have been made; this has subsequently been amended to $40.0 million. The Lenders have deferred the December 31, 2011 quarterly cash sweep payment due on April 6, 2012 of $5.6 million until May 22, 2012.

The Credit Facilities contain covenants including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments and distributions, among others. Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life-of-mine mineral reserves.  As at December 31, 2011 the Company was in breach of the Credit Facility covenants related to new indebtedness, investments and the loan life coverage ratio. During 2011, the subsidiary of the Company which holds the Credit Facilities provided an intercompany loan, and entered into an intercompany finance lease with another subsidiary of the Company resulting in additional intercompany indebtedness and investments which were in breach of certain covenants. The required minimum loan life coverage ratio is 1.25 to 1.00. As at December 31, 2011, the loan life coverage ratio was 1.23 to 1.00 resulting in the loan life coverage ratio breach. Due to these breaches at December 31, 2011 the Company is required to classify the total amount of the Credit Facilities as a current liability.

The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and is no longer in breach of this debt arrangement. In addition, the Company has obtained an amendment to the covenants regarding the commodity price assumptions in the loan life coverage ratio.

The Company is required to maintain a minimum cash balance in a restricted bank account of $10.0 million up to June 29, 2011 and $15.0 million thereafter until the Credit Facilities are repaid.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The minimum principal payments in aggregate and for each of the five succeeding years, after obtaining the waivers, are as follows:

2012	$ 19,048
2013	19,048
2014	49,048
2015	19,048
Thereafter	4,762
$ 110,954

In connection with the closing of the Credit Facilities, the Company entered into forward sales of copper totaling 146.9 million pounds of copper over a six year term at an average net price to the Company of $3.01 per pound, net of all costs.

The quantities forward sold and the net weighted average prices to be received outstanding at December 31, 2011 are set out as follows:

Year	Copper (lbs)	Annual average price
2012	27,698,846	$3.05
2013	24,630,015	$2.98
2014	22,725,223	$2.93
2015	20,688,154	$2.89
2016	3,836,039	$2.88
Total	99,578,277	$2.96

The copper forward contracts had outstanding notional amounts of 99.6 million pounds of copper as at December 31, 2011. At December 31, 2011, the Company has recorded a liability with fair value of $38.8 million related to these copper forward contracts, of which $10.8 million relates to derivative contracts maturing in less than one year, and $28.0 million relates to derivative contracts with a maturity date greater than one year. The fair value of these forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates, and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statement.

During the year ended December 31, 2011, the Company recorded a realized loss of $29.7 million (2010 - $4.3 million) on the copper forward contracts that were closed out and settled for cash.

The Credit Facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to exchange the LIBOR portion of the interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility of $100.0 million for the period from May 28, 2010 to March 31, 2016.

These interest rate swaps had outstanding notional amounts of $40.5 million as at December 31, 2011 (December 31, 2010 - $48.0 million; January 1, 2010 - nil). The notional amount decreases over the period as payments are made. At December 31, 2011, the Company had recorded a liability with a fair value of $1.3 million related to these interest rate swaps, of which $0.6 million relates to derivative contracts maturing in less than one year, and $0.7 million relates to derivative contracts with a maturity date greater than one year. In the estimation of fair value of interest rate swaps, management used the following assumptions: risk free rate of 0.83%, credit risk adjustment rate of 7.17%. The fair value of these interest rate swap contracts will fluctuate until their respective maturities. In response to prevailing market conditions and the Company’s own credit risk, actual rates can differ from management estimates.

During the year ended December 31, 2011, the Company recorded a realized loss of $1.1 million (year ended December 31, 2010 – $0.6 million) on the interest rate swaps that were closed out and settled for cash.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The fair values of the Company’s derivative financial instruments as disclosed above are determined, in part, based on quoted market prices received from counterparties and adjusted for Company specific factors, notably credit risk.

Former senior secured notes

On February 15, 2007, the Company issued secured note units (the “Notes”).  A total of 120,000 units (the “Units”) were sold at a price of $980.00 per unit for gross proceeds of $117.6 million. Each unit consisted of one secured note in the principal amount of $1,000 and 50 detachable common shares purchase warrants which entitled the holder to purchase one common share at a price of C$4.00 per share until February 16, 2012.  The principal portion of the Notes bore interest at 11.5% per annum payable semi-annually in equal installments on June 30 and December 31 of each year and were to mature on February 16, 2012.

Both the principal portion of the Notes and the common share purchase warrants were classified as a financial liability and have been measured at fair value through profit or loss. At each subsequent reporting date the common share purchase warrants were retranslated and re-measured at fair value based on the closing foreign exchange rates and closing exchange traded market values with foreign exchange translation gains or losses and fair value adjustments recognized in profit or loss for the period.

The Notes could be redeemed by the Company any time three years after the closing date at a redemption price equal to $1,050 per note plus unpaid interest.

On May 6, 2010 the Company used the proceeds from the Credit Facilities to redeem the Notes.  The difference between the redemption price paid of $126.0 million and the carrying value of the Notes at the time of redemption of approximately $115.2 million has been recognized as a loss on long-term debt extinguishment in the consolidated statement of operations and comprehensive income for the year ended December 31, 2010. The share purchase warrants were unaffected by the redemptions.

Project financing

On October 21, 2010, a subsidiary of the Company, entered into a master loan and security agreement with Trafigura AG (the “Loan Agreement”) to fund the purchase of a gas turbine generator to be used in a power generating facility being constructed for the Phase 2 mill expansion at Mineral Park the “Project Financing”. The maximum amount available under the Loan Agreement is $20.8 million. The Company incurred transaction costs of $0.6 million in connection with Project Financing. This amount was capitalized and is being amortized to interest expense using the effective interest method.

The maximum amount under the loan agreement of $20.8 million was drawn at February 18, 2011. Principal repayments of $0.25 million are required to be made monthly in eighty four installments commencing on the earlier of the delivery of the electrical power to the mill or on June 15, 2011. Interest on this facility is based on 1-month LIBOR plus 3% per annum. Principal repayments began on June 15, 2011.

The Project Financing is collateralized by the gas turbine generator and related assets. The Company also pledged the common shares of its subsidiary that holds the power generating assets. The Loan Agreement contains covenants including restrictions on new indebtedness, new liens, and disposition of assets.

During 2011 and 2010, a subsidiary of the Company provided intercompany loans to another subsidiary of the Company which holds the Project Financing. In finalizing the consolidated financial statements, the Company determined that these intercompany loans were a breach of certain covenants under the Project Financing related to allowable indebtedness as at December 31, 2011 and 2010. Due to the breach of covenants, as at December 31, 2011 and 2010, the Company is required to classify amounts due under the loan agreements as current liabilities. The Company has subsequently obtained the required waivers from the lending institution under its Projecting Financing and is no longer in breach of this debt arrangement. The Company obtained a waiver during 2011 in respect of the covenant breach at December 31, 2010.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The minimum principal payments in aggregate and for each of the five succeeding years after obtaining the waiver, are as follows:

2012	$ 2,976
2013	2,976
2014	2,976
2015	2,976
Thereafter	7,194
$ 19,098

The Company enters into various agreements with third parties to acquire the use of equipment utilized at Mineral Park. The outstanding amounts due are repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.65% to 10.22%, maturing at various dates ranging from May 2012 to January 2016.

Due to the breach of covenants related to the Credit Facilities, certain cross default covenants in the equipment loan agreements have been breached. Therefore, the entire amount owing on the Equipment Loans is required to be classified within current liabilities as at December 31, 2011.

All equipment loan agreements are collateralized by the respective mining equipment.

Investing Activities

The Company invested $67.7 million in property, plant and equipment for the year ended December 31, 2011. Mineral Park invested $45.4 million primarily for the completion of the construction of the Phase 2 mill expansion. An additional $18.1 million was for the installation of the natural gas turbine and construction of related support facilities at Mineral Park. An additional $4.2 million was invested at El Pilar for land purchases and the beginning of development for the El Pilar project.

On June 22, 2011, the Company invested net cash of $20.6 million for the acquisition of Creston Moly. The net cash is comprised of $23.6 million of cash consideration plus an additional $3.1 million of transaction costs incurred by the Company less $6.1 million of cash on hand at Creston Moly at time of acquisition.

On June 24, 2003, the Company completed the acquisition of all the outstanding shares of MPI pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 with Equatorial Mining North America, Inc. (“EMNA” or “Acquisition Agreement”). Under the terms of the Acquisition Agreement, the Company acquired all the issued and outstanding common shares of MPI for consideration of 4,612,175 common shares at a price of C$0.15 per common share. Under the Acquisition Agreement, $2.7 million will be reimbursed to the vendor by an unsecured net proceeds interest (“NPI”) in Mineral Park. The NPI liability was classified as a financial liability and was measured at fair value determined as cumulative revenue less cumulative cash operating expenses and then multiplied by 5%, as defined in the Acquisition Agreement. Any change in the fair value of the NPI liability together with any accretion expense was recognized as an adjustment to interest expense in the consolidated statement of operations and comprehensive income (loss). As at December 31, 2011, the full $2.7 million (December 31, 2010 - $1.5 million; January 1, 2010 - $1.5 million) of contingent consideration has been paid to EMNA and no additional amount is due.

Contingent Liability

Prior to the acquisition of Creston Moly, in May 2007 Creston Moly agreed to pay a Finders’ Fee to an arm’s length third party (the “Fee”). The Venture Exchange of the Toronto Stock Exchange (TSX-V) approved the payment of $1.5 million as the Fee, which, at the option of the Finder, could be paid in any combination of cash or shares. The TSX-V determined that a price of $0.70 per share was to be used in determining the number of shares to be issued as payment of the Fee or a portion of the Fee. The Finder claimed that $0.15 per share should have been used as the basis for determining the Fee. The Finder entered into arbitration proceedings seeking payment of the Fee in cash at an equivalent price of $0.15 per share. The arbitrator found in favor of the Finder, awarded the Finder C$4.1 million

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

plus costs and Creston Moly recorded the additional amount of C$2.6 million awarded in the arbitration as an accrued liability. C$1.5 million was forwarded to the Finder and Creston Moly deposited the unpaid balance of the arbitration award (C$2.6 million) plus interest into trust.

As at December 31, 2011, C$2.6 million is included in the Company’s Restricted Cash and accounts payable and accrued liabilities. On May 14, 2010, the British Columbia Court of Appeal unanimously reversed the decision of the lower court and granted Creston Moly leave to appeal the decision in the Supreme Court of B.C. On May 6, 2011 Creston Moly’s appeal of the arbitrator’s award was dismissed with costs and the successor company, Mercator Minerals Ltd, has appealed to the British Columbia Supreme Court, which has not yet released its decision.

Table of Commitments

(in millions)
	Total	2012	2013-2014	2015-2016	Thereafter
Non-revolving credit facility	$ 81.0	19.0	38.1	23.8	–
Accounts payable and accrued liabilities	49.5	49.5	–	–	–
Derivative liabilities (a)	40.0	11.4	19.7	8.9	–
Revolving credit facility	30.0	–	30.0	–	–
Creston pre-construction credit facility	24.6	–	24.6	–	–
Provision for site restoration and closure (b)	19.1	–	–	–	19.1
Project financing for gas turbine	19.1	3.0	6.0	6.0	4.2
Equipment loans (c)	4.1	2.0	2.0	0.1	–
Total	$ 267.4	$ 84.9	$ 120.3	$ 38.8	$ 23.3

a)	Derivative liabilities include the fair value for the forward contracts for copper of $38.8 million and the fair value of interest rate swaps of $1.3 million.

b)	Total undiscounted costs after including the effects of inflation expected to be incurred during the years 2034 - 2043.

c)
Equipment loans repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.65% to 7.44% maturing at various dates ranging from April 2012 to January 2016. All term loans are collateralized by certain mining equipment purchased under respective equipment loans.

Provision for Site Reclamation and Closure

The Company’s provision for site reclamation and closure relating to Mineral Park was assumed as part of the acquisition of the facility in 2003. The Company estimates its provision for site reclamation and closure based on its current legal obligations to reclaim, decommission, and restore its Mineral Park site. The present value of future site closure and restoration obligations was determined using the expected inflation rate of 4% (2010 – 4%) and a discount rate of 2.9% (2010 – 4.34%). The change in discount rate at December 31, 2011 to 2.9% resulted in an increase in the net present value of the site reclamation and closure liability of $3 million with a corresponding increase in the related asset. Excluding the effects of future inflation, and before discounting, the Company estimates that approximately $8.1 million will be payable in 23 to 48 years (2010 – 24 to 49 years). As at December 31, 2011, the net present value of the discounted cash flows required to settle the obligation was $10.8 million (December 31, 2010 - $7.4 million; January 1, 2010 - $6.6 million).

The provision for site reclamation and closure requires management to make significant estimates and assumptions. Actual results could materially differ from these estimates.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Deferred Revenue

During March 2008, and subsequently amended, the Company entered into an arrangement (the “Arrangement”) with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”)  to sell 100% of its silver production from Mineral Park over the life of the mine for an upfront payment of $42.0 million (the “Deposit”). Upon delivery of the silver, Silver Wheaton will also pay the Company a fixed price payment per ounce of silver produced equal to the lesser of $3.90 (subject to a 1% annual adjustment starting in the fourth year of silver production) and the spot price at the time of sale.

Under terms of the Arrangement, the unearned amount of the deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the total ounces of silver delivered to Silver Wheaton times the lower of $3.90 per ounce (“fixed price”) or the market price. In addition, for ounces of silver delivered when the market price exceeds the fixed price, the Company will receive a credit to its deposit liability for those ounces delivered times the difference of market price less the fixed price. If at the end of the initial 40–year term of the Arrangement, the deposit has not been reduced to nil, the Company will refund the outstanding portion of the deposit to Silver Wheaton. As at December 31, 2011, the refundable portion of the Deposit was $14.0 million (December 31, 2010 - $34.5 million). During the year ended December 31, 2011, the Company delivered or accrued 621,763 ounces (2010 – 327,356 ounces) of silver to Silver Wheaton.

Pursuant to the Arrangement, the Company was required to achieve a minimum target rate of 35,000 tpd through the mill over a thirty day consecutive period (the “Minimum Target Rate”) by June 30, 2010 otherwise Silver Wheaton could request repayment of the refundable portion of the Deposit, subject to any subordination agreement. During the year ended December 31, 2010, the Company amended the Arrangement whereby the date to achieve the Minimum Target Rate was extended to June 30, 2011. In consideration for this amendment, the Company granted Silver Wheaton a right of first refusal on the sale of silver produced from any mining property or concession owned, currently or in the future, by the Company on terms substantially similar to the Agreement or a royalty interest payable on any silver produced from any mining property or concession owned, currently or in the future, by the Company. The Company announced on April 5, 2011, that they had met the Minimum Target Rate and operated the mill at 35,238 tpd for 30 consecutive days before this date.

As security for the performance of the obligations of the Company in the favor of Silver Wheaton, the Company has granted Silver Wheaton certain security interests in Mineral Park mining interest, including a charge over all silver contained in and mined, produced, recovered, or removed from Mineral Park. The $42.0 million deposit is recognized as revenue on a dollar per unit basis using the total number of silver ounces expected to be delivered to Silver Wheaton over the life of Mineral Park.

The following table summarizes the changes in the Silver Wheaton deferred revenue:

(in millions)	Year
	2011	2010
Balance, beginning of the year	$40.1	$41.6
Amortization on delivery of silver	(2.2)	(1.5)
Balance, end of period	37.9	40.1
Less: current portion	(2.2)	(1.0)
Long term portion	$35.7	$39.2

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, pre-construction credit facilities, credit facilities and derivatives (including net proceeds interest liability and share purchase warrants).

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate carrying value because of the short term nature and high liquidity of these instruments.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Fair value of environmental and land reclamation bonds approximates their carrying value based on current interest rates and high liquidity. Forward copper contracts and interest rate swaps are stated at fair value based on current market prices and interest rates, respectively adjusted for the Company’s credit risk.

The fair values of marketable securities are based on current bid prices as at the respective balance sheet dates. The fair value for the equipment loans and net proceeds interest approximates book value using current rates of interest.

The fair value for the long-term debt, project financing, the PCF, equipment loans, and net proceeds interest approximates book value using current rates of interest. The fair value of the long-term debt, project financing and the PCF as at December 31, 2010 was approximately $128.0 million, $20.2 million and $nil, respectively).

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS 7, Financial Instruments: Disclosure establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

❖	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
❖	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
❖	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2011 and December 31, 2010, the fair value hierarchy of financial instruments measured at fair value is as follows:

(in millions)	2011		2010
	Level 1	Level 2	Level 1	Level 2
Financial Assets
Land reclamation bond	$–	$1.4	$–	$1.4
Environmental bond	$–	$2.2	$–	$2.2
Marketable securities	$–	$–	$0.7	$–
Financial Asset total	$–	$3.5	$0.7	$3.5

Financial Liabilities
Derivative Instruments	$–	$40.1	$–	$111.9
Share purchase warrants	$0.6	$10.3	$–	$52.0
Financial Liabilities total	$0.6	$50.4	$–	$163.8

The Company uses valuation models to determine the fair value of its derivative instruments. The inputs to these models are primarily external observable inputs such as forward prices for copper and forward interest rate curves. The fair value of share purchase warrants is based on external information obtained from the trading activity of these instruments on the open market.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The Company does not have Level 3 inputs as described in the Company’s accounting policies.

a)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Management's close involvement in the operations allows for the identification of risks and variances from expectations. The Company uses fixed rate interest swaps to mitigate 50% of its risk exposure to volatility in interest rates on its non-revolving credit facilities. The Company has no designated hedging transactions. The Company has collateral on its credit facilities, PCF, project financing, and equipment loans.

The Board approves and monitors the risk management processes. The Board's main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company's mining operations and capital expansion at Mineral Park and exploration and development at El Pilar and the El Creston projects, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

i.	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, accounts receivable, income taxes recoverable, and environmental and land reclamation bonds. Cash and cash equivalents are also subject to concentration risk given that significant balances are maintained in limited bank accounts. In addition, as the Company’s revenues are derived from sales to a limited number of customers, accounts receivable concentration risk exists. To mitigate credit risk exposure on cash related financial assets, balances are maintained with high-credit quality financial institutions.

In addition, as the Company’s revenues are derived from sales to a limited number of customers, accounts receivable concentration risk exists. To mitigate exposure to credit risk on accounts receivables, the Company has established policies to limit the concentration of credit risk, and to monitor ongoing exposure to individual customers to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds. The Company’s customers are large, multinational operations which have conducted business for a number of years. The historical level of customer breach s is minimal and, as a result, the credit risk associated with copper and molybdenum trade receivables at December 31, 2011 is not considered to be significant. As at December 31, 2011 there were no material amounts overdue or impaired. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.

ii	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities when they become due. As at December 31, 2011, the Company had working capital deficiency of $116.3 million (December 31, 2010 – working capital deficiency of $10.0 million).

The working capital deficiency at December 31, 2011 includes $88.4 million (Credit Facilities), $15.7 million (Project Financing), and $2.1 million (Equipment Loans) for the long term portions of these loans that were required to be classified as a current liability as at December 31, 2011.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Due to certain breaches in these loan covenants at December 31, 2011, the Company is required to classify the non-current portions of these debt arrangements as current liabilities. The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and Project Financing and is no longer in breach of these debt arrangements.

The working capital deficiency at December 31, 2011 also includes certain overdue accounts payable totaling $20.8 million. During 2011, the Company experienced a delay in completion of the Phase 2 expansion at Mineral Park Mine and incurred costs in excess of the planned capital project costs. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. Management has had discussions with certain vendors and has verbally agreed to suitable payment arrangements with respect to the overdue amounts. Management anticipates the incremental increase in sales revenue from the Phase 2 expansion to generate sufficient cash flow to become current with all vendors by the third quarter of 2012.  There can be no assurances the Company will be able to meet its planned operating results or that the Company’s vendors will not demand repayment of the overdue amounts.

The Company anticipates incurring substantial expenditures to further its capital development programs; particularly those related to the development of the El Pilar Property acquired as part of the Stingray acquisition and the El Creston project acquired as part of the Creston acquisition.

The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and possible new external financing believes that these sources will be sufficient to cover the likely short and long term cash requirements.

Prudent management of liquidity risk requires the regular review of existing and future covenants to meet expected expenditures and possible contingencies. The Company believes that profits generated from the new mill at its Mineral Park Mine and external financing are sufficient to meet its financial commitments and comply with covenants on the Company’s debt arrangements going forward.

(in millions)
	Total	2012	2013 - 2014	2015 - 2016	Thereafter
Non-derivative financial liabilities
Accounts payable	$49.5	$49.5	$–	$–	$–
Credit facilities	111.0	19.1	68.1	23.8	–
Pre-construction credit facility	24.6	-–	24.6	–	–
Project financing	19.1	3.0	6.0	6.0	4.2
Equipment loans	4.1	2.0	1.9	0.1	–
	$208.3	$73.6	$100.6	$29.9	$4.2

Derivative financial liabilities
Copper forward contract	$38.7	$10.8	$19.1	$8.8	$–
Interest rate swap	1.3	0.6	0.6	0.1	–
	$40.0	$11.4	$19.7	$8.9	$–

ii	Market Risk

The significant market risk exposures to which the Company is exposed are currency risk, interest rate risk, and commodity price risk.

Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s mining and processing costs as well as a majority of other operating and administration costs are primarily incurred in US dollars as the Company’s producing mine is located in the State of Arizona. The Company’s operations in Canada and Mexico make it subject to foreign currency fluctuations. Exploration expenses related to the El Pilar and El Creston projects are incurred in Mexican Pesos (“MNX”) and certain corporate office expenses are incurred in Canadian dollars (“C$”). The Company’s common shares, stock options to purchase common shares, and share purchase warrants are denominated in Canadian dollars, and generally share issuance costs as also in C$. While the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity and or financial liabilities, management believe that foreign exchange risk derived from currency conversions is not

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

significant. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

(in millions)	December 31, 2011		December 31, 2010		January 1, 2010
	Canadian $	Mexican peso	Canadian $	Mexican peso	Canadian $	Mexican peso
Cash and cash equivalents	$15.8	$0.5	$4.9	$–	$4.3	$–
Restricted cash	$2.6	$–	$–	$-–	$–	$–
Accounts receivable	$1.0	$7.7	$–	$3.3	$–	$2.4
Prepaid expense	$–	$0.3	$–	$–	$–	$–
Marketable securities	$–	$–	$0.7	$–	$0.3	$–
	$19.4	$8.5	$5.6	$3.3	$4.6	$2.4

Accounts payable	$(3.6)	$(1.4)	$–	$0.2	$(2.1)	$(1.5)
Pre-construction credit facility	$(24.7)	$–	$–	$–	$–	$–
	$(28.3)	$(1.4)	$–	$0.2	$(2.1)	$(1.5)

Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the value of cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2011 the Company held substantially all of its cash and cash equivalents in interest accounts and guaranteed investment certificates. In respect of financial liabilities, the Company is exposed to interest rate risk on its variable rate long-term debt and project financing loan facilities. The Company’s revolving and non-revolving credit facilities carry an interest rate spread of United States dollar one-month LIBOR plus 3.5% to 4.5%. The Company manages the variable interest rate risk of the non-revolving credit facility with an interest rate swap contract to exchange the LIBOR exposure on interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility.

In 2010, the Company has also entered into a credit facility to finance the purchase of the power generating facility for the Mill Phase 2 at Mineral Park. This credit facility bears an interest rate of one month United States dollar LIBOR plus 3%.

Commodity price risk
The Company is exposed to commodity price risk given that its revenues are derived from the sale of metals especially copper and molybdenum, the prices for which have been historically volatile. The value of the Company’s mineral resource properties depends on the price of copper, molybdenum, silver and the outlook for the minerals. At December 31, 2011 the market price for copper and molybdenum was $3.43 and $13.40 per pound, respectively.

Commodity prices are affected by numerous factors outside of the Company's control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to copper, molybdenum and silver.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The value of trade receivables depends on changes in metal prices over the quotation period. The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum and silver. If metal prices decline for a prolonged period below the cost of production of the Company's Mineral Park, it may not be economically feasible to continue production.

The Company manages this risk by entering into forward sale agreements with various counterparties, both as a condition of certain debt facilities as well as to mitigate commodity price risk. Currently the Company has in place derivative contracts for the sale of copper concentrate from its Mineral Park which it entered into with the providers of Credit Facilities. Additionally, it has sold forward to Silver Wheaton Corporation the silver production from Mineral Park.

OUTSTANDING SHARE DATA

As at December 31, 2011, and December 31, 2010, there were 259,014,300 and 197,621,466 common shares issued and outstanding respectively. In addition, at December 31, 2011, there were 11,011,821 exercisable stock options outstanding with exercise prices ranging between C$0.83 and C$10.44 per share, approximately 59% of which have vested. As at December 31, 2011 and December 31, 2010, there were 24,411,801 and 22,826,182 share purchase warrants and agents share purchase warrants outstanding, respectively.

	Common Shares Issued and Outstanding	Stock Options Outstanding	Total Purchase Warrants Outstanding
December 31, 2010	197,621,466	10,927,867	22,826,182
Issuance on Creston transaction	43,051,904	2,241,024	4,294,296
Issuance on Private Placement	11,428,572	–	2,857,143
Granted	–	4,430,000	–
Expired / Cancelled / Forfeited	–	(1,566,111)	(464,423)
Exercise Options / Warrants	6,912,358	(1,810,961)	(5,101,397)
December 31, 2011	259,014,300	14,221,819	24,411,801
Expired		(2,572,700)	(5,994,550)
March 27, 2012	259,014,300	11,649,119	18,417,251

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The immediate and ultimate parent and ultimate controlling party of the Company is Mercator Minerals Ltd., incorporated in British Columbia.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The details of the Company’s entities and ownership interests are:

	Country of Incorporation	Ownership Interest
		December 31, 2011	December 31, 2010	January 1, 2010
Company
Stingray Copper Inc.	Canada	100%	100%	100%
Mercator Mineral Park Holdings Ltd.	Canada	100%	100%	100%
Mineral Park Inc.	USA	100%	100%	100%
Recursos Stingray S.A. de C.V.	Mexico	100%	100%	100%
Minera Stingray S.A. de C.V.	Mexico	100%	100%	100%
Mercator Minerals (Barbados) Ltd.	Barbados	100%	100%	100%
Lodestrike Resources Ltd.	Canada	100%	100%	100%
Bluefish Energy Corporation	USA	100%	100%	100%
Mercator Minerals (USA) Ltd.	USA	100%	100%	100%
Creston Moly Corp	Canada	100%	–	–
Creston Mining Corp	Canada	100%	–	–
Exploraciones Global S.A. de C.V	Mexico	100%	–	–
Tenajon Resources Corp	Canada	100%	–	–

The Company entered into the following transactions with related parties.

a.
Included in accounts payable as at December 31, 2011 was $2.6 million (December 31, 2010 - nil) due to a former director and officer in connection with his retirement and resignation from the Company.  Subsequent to December 31, 2011 this amount was paid to the former director and officer.

b.	Legal fees - the Company paid or accrued ($0.2) million (2010 – $0.2 million) for legal services rendered during the period by a law firm of which a director of the Company is a partner.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related parties include directors and officers and companies with common management and directorships.

ALTERNATIVE PERFORMANCE MEASURES

This MD&A includes alternative performance measures that are furnished to provide additional information. These performance measures are included in this MD&A because these statistics are key performance measures that management uses to monitor performance, to assess how the Company is performing, to plan and to assess the overall effectiveness and efficiency of mining operations. These performance measures may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance included in the Company’s audited consolidated financial statements and the related notes for the years ended December 31, 2011 and December 31, 2010.

The following table below provides a reconciliation of these alternative performance measures to the most directly comparable IFRS measure.

Adjusted Net Income

The Company defines Adjusted Net Income as net income before unrealized gain/loss on derivative instruments,  unrealized gain/loss on share purchase warrants, stock based compensation, future income taxes, and one-time executive severance. We present Adjusted Net Income because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

the evaluation of companies in our industry, many of which present Adjusted Net Income when reporting their results.

(in millions)	Year
	2011	2010
Net income (loss)	$91.7	$(139.2)
Add:
Unrealized (gain)/loss on derivative instruments	(71.9)	111.9
Unrealized (gain)/loss on share purchase warrants	(35.7)	23.5
Deferred income tax expense	16.1	1.4
Stock based compensation expense	5.2	5.4
Executive Severance	2.6	-
Adjusted Net Income	$8.0	$3.0

Adjusted Net Income per Share

The adjusted net income per share measure is determined from net income for the period as shown on the statement of comprehensive income while adding back unrealized gain/loss on derivative instruments and unrealized gain/loss on share purchase warrants, both as shown on the statement of comprehensive income, divided by the basic weighted average number of shares outstanding for the period.

Cash Cost per Pound

The cash cost per pound of produced copper and molybdenum measure shown is an estimate of the cash cost on a co-product production basis. Site cash costs including site administration cost and silver revenue as a credit are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally.

Cash Flows from Operating Activities per Share

The cash flows from operating activities per share measure is determined from cash flows from operating activities for the period divided by the basic weighted average number of shares outstanding for the period.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

a)	Business Combinations

Business combinations occurring after January 1, 2010 are accounted for in accordance with the policy stated below. Business combinations prior to this date have been accounted for in accordance with the Company’s previous policies under Canadian generally accepted accounting principles (“Canadian GAAP”) and have not been restated.

Business combinations are accounted for by applying the purchase method of accounting, whereby the purchase consideration is allocated to the identifiable assets, liabilities, and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mineral rights and other intangible assets that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other intangible assets, for which values cannot be reliably determined, are not recognized.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

b	Use of Estimates and Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below.

Provision for site reclamation and closure
The Company recognizes liabilities for statutory, contractual, or constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development, or normal operation of its assets.

The Company assesses its provision for site reclamation and closure at each reporting date. Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the site reclamation and closure liability and reclamation asset. Any reduction in the site reclamation liability and therefore any deduction from the reclamation asset may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is recognized immediately in profit or loss for the period.

Ore reserve and resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth, and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mineral properties, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets, and depreciation and amortization charges.

Units-of-production depreciation
Estimated recoverable reserves are used in determining the depreciation and/or amortization of mine specific assets. This results in a depreciation / amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure. Changes are accounted for prospectively.

Derivative liabilities
In connection with the closing of certain credit facilities, the Company entered into forward sales of copper and interest rate swap contracts. The fair value of the copper forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates, and the Company’s own credit risk. The fair value of the interest rate swap contracts will fluctuate based on changes in LIBOR and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Share purchase warrants
In connection with the closing of previous equity financing, the Company has issued units consisting of share capital and share purchase warrants. These share purchase warrants are classified as financial liabilities and are measured at fair value through profit or loss. The fair value of these instruments is subject to change based on the fluctuation in the market value of the Company’s share purchase warrants which is impacted by the Company’s share price and foreign exchange rates.

Accounting for shared-based payments
The Company grants share-based awards, including options, to directors, officers and employees of the Company and to non-employees providing services on behalf of the Company. Compensation expense is determined based on estimated fair values of all share-based awards at the date of grant calculated using a Black-Scholes option pricing model. Total compensation expense for each award is amortized over the vesting period, taking into consideration management’s best estimate of awards which are expected to vest. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and the expected life of the option. Changes in these input assumptions or management’s estimate of the number of awards which will ultimately vest, may significantly affect the amount of non-cash share-based payments recorded.

c)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand in highly liquid investments and short-term deposits. The Company considers short-term deposits to include amounts held in banks and highly liquid investments with maturities at the date of purchase of less than 90 days.

d)	Inventories

i.	Production inventories
As described below, costs that are incurred in or benefit the productive process are accumulated as ore on leach dumps and in-process inventories. Ore on leach dumps and in-process inventories are carried at the lower of average cost or net realizable value. Average cost is based on the costs incurred in the last month of the reporting period divided by the production volumes in the last month of the reporting period. Major cost components include mining, processing, solvent extraction/electrowinning, laboratory, site administrative and depletion, depreciation and amortization costs. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long term sales contracts, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on leach dumps and in-process inventories resulting from net realizable value impairments are reported as a component of Mining and Processing Costs on the consolidated statements of comprehensive income (loss).

The current portion of ore on leach dumps and in-process inventories consist of amounts expected to be processed and sold within the twelve-month period ended December 31, 2012. Ore on leach dumps inventories not expected to be processed within the next 12 months are classified as long-term. The major classifications are as follows:

Ore on leach dumps
The quantity of material in ore on the leach dump is based on surveyed volumes of previously mined material. Sampling and assaying of blast-hole cuttings determined the original estimated amount of copper contained in the material delivered to the leach dump. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends, and other factors, including mineralogy of the ore and rock type. Copper contained in the leach dump are reduced as dumps are leached, the leach solution is fed to the solvent extraction – electro-winning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy. As at December 31, 2011, the current recovery rate of copper has been estimated at 70% (December 31, 2010 – 70%; December 31, 2010 – 70%; January 1, 2010 – 70%).

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

 In-process inventories
In-process concentrate inventories represent copper and molybdenum contained in the coarse ore stockpile at the beginning of the milling process and thickeners at the terminus of the milling plant. In-process inventory is calculated based on measured volumes, solids density, and assay grade. Cost of in-process concentrate inventories include mining costs, mill cost, and applicable site administration, and depreciation relating to the process facilities incurred to that point in the process.

In-process cathode inventories represent copper plated to cathode in the tank house that has not been harvested and costs transferred from leach pad and cost of ore from the leach pad and the cost of processing at the SX-EW plant.

Concentrate inventory
Copper, molybdenum and silver contained in saleable concentrates are valued based on the lower of cost and net realizable value. Net realizable value equals the market price of the metal less the freight, smelting, refining, and marketing costs associated with delivery of concentrate to the customer. Costs include mining, milling, concentrating, applicable site administration, and depreciation related to the assets utilized to convert the ore to concentrate.

Mine stripping costs
The costs of removing overburden and waste materials (“stripping costs”) after production begins are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized. Capitalized stripping costs are amortized over the reserves that directly benefit from the stripping activity.

i.	Supplies inventory
Supplies inventory is stated at the lower of average cost and net realizable value. Cost includes acquisition, freight, and other directly attributable costs. Net realizable value is estimated as replacement cost. Supplies inventory include cost of consumables used in operations such as fuel, grinding material, chemicals, and spare parts. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment.

Previous write-downs to net realizable value may be reversed when there is a subsequent increase in the net realizable value of the inventory.

e)	Mineral Properties, Plant and Equipment

Construction in progress
Mineral property development commences when approved by Management and when the Company has obtained all regulatory permissions to proceed. Mine development expenditures comprised of additional processing equipment and the installation of power generating equipment at Mineral Park are capitalized and classified as Construction in Progress. Once a mineral property is ready for commercial production, all applicable assets related to the development are reclassified to Mineral Properties or Plant and Equipment.

Mineral properties
Mineral properties are stated at cost less accumulated amortization and accumulated impairment charges. The costs associated with mineral properties include direct costs, acquired interests in production, development, and exploration stage properties representing the fair value at the time they were acquired. Mineral properties include the capitalized costs of associated mineral properties after acquisition of the land. These include costs incurred during the development of a mineral property and the deferred stripping costs after the commencement of production. Mineral properties are classified as ‘depletable’, ‘non-depletable’, or ‘deferred stripping costs’ according to the production stage of the project. Upon sale or abandonment of mineral properties, the cost and related

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

accumulated depreciation, are written off and any gains or losses thereon are included in profit or loss for the period.
Plant and equipment
Plant and equipment are measured at cost less accumulated depreciation, depletion and accumulated impairment losses. Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with dismantling and removing the asset. Upon sale or abandonment of any Plant and Equipment, the cost and related accumulated depreciation, are written off and any gains or losses thereon are recognized within other income and included in profit or loss for the period.

Subsequent costs
The cost of replacing a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to operations as incurred.

Depreciation of mineral property, plant, and equipment
The carrying amounts of mineral property, plant, and equipment are depreciated to their estimated residual value over the estimated economic life of the specific assets to which they relate, or using the straight-line method over their estimated useful lives indicated below. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

Estimates of residual values and useful lives are reassessed annually and adjusted if required. Depreciation commences on the date the asset is available for use. Depreciation policies for the Company’s property, plant, and equipment are as follows:

●	Construction in Progress – not depreciated;
●	Depletable mineral properties - unit of production basis over the estimated life of mine;
●	Non-Depletable mineral properties - not depreciated;
●	Deferred Stripping - unit of production basis over the reserves that directly benefit from the stripping activity;
●	Mobile equipment – hours of consumption over estimated equipment operating hours; and
●	Plant and equipment - straight-line over estimated useful lives, ranging from 3 to 25 years, but not exceeding the expected life of mine.

As of December 31, 2011, the estimated remaining life of mine was 22 years. This estimate is based on the life of mine plan prepared by the Company, which, in turn, is based on the estimates of the reserves and updated, as necessary, for subsequent revisions and updates to the estimate made based on the results of actual production.

Exploration and evaluation costs
Exploration and evaluation expenditures comprise costs that are directly attributable to:
●	researching and analysing existing exploration data;
●	conducting geological studies, exploratory drilling and sampling;
●	examining and testing extraction and treatment methods; and
●	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to mineral property. Exploration and evaluation expenditures, including exploratory drilling and related expenditures are capitalized as mineral property in the accounting period the expenditure is incurred when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review. The review is based on the Company’s intentions for development of such a project. If a project does not prove viable, all unrecoverable costs associated with the project are charged to profit or loss in the year in which the property becomes impaired.

Once management has determined that the development potential of the property is economically viable, the decision to proceed with development has been approved, and the necessary permits are in place for its development, the exploration asset is reclassified to “Mineral properties” within Property, Plant & Equipment.

Commercial production
Commercial production is deemed to have occurred when management determines that the operational commissioning of major mine and plant components is completed in accordance with how management intended, production volumes have reflected design capacity for a period of at least one month, and there are indicators that these operating results will continue. Mineral Park Phase 1 achieved commercial production in April 2009. Phase 1.5 achieved commercial production in February 2010. The Phase 2 expansion achieved commercial production in September 2011.

f)	Impairment of Non-current Assets

At each reporting date, the Company reviews the carrying amounts of its non-current assets to determine whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent with other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. The Company has determined that it has two CGUs. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated statement of comprehensive income (loss).

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset or CGU in prior years. A reversal of impairment is recognized as a gain in the consolidated statement of operations and comprehensive income (loss).

There were no write-downs during the years ended December 31, 2011, or 2010.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

g)	Deferred Revenue

The Company received a prepayment from Silver Wheaton (Caymans) Ltd. for the sale of all of the silver metal to be produced from ore extracted during the mine-life at the Company’s Mineral Park in Arizona. The prepayment, which is accounted for as deferred revenue, is recognized as sales revenue on a proportionate basis of settlements during the period to expected total settlements during the life of the mine.

h)	Revenue Recognition

The Company recognizes revenue from the sale of metals contained in concentrate and cathode copper in accordance with contractual terms, when persuasive evidence of a sales agreement exists, the risks of ownerships are transferred to the customer, collection is reasonably assured and the price is readily determinable. Revenue is based on prices and mineral content, as specified in sales contracts. Contractual sales prices are based on market metal prices determined over a specified quotational period, as specified in the contracts. Revenue from the sale of minerals is subject to adjustment upon final settlement based upon metal prices, weights and assays. At the end of each reporting period, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date for those shipments where final settlement is to occur subsequent to the end of the reporting period. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs and is included in accounts receivable. Changes in fair value are classified as a component of revenue. Fair value of the embedded derivative is determined with reference to estimated forward metal prices over a period commensurate with the outstanding quotational period.

i)	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction, or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

j)	Finance income and finance expense

Finance income comprises interest income on funds invested (including available-for-sale financial assets, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss). Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expense comprises interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction, or production of a qualifying asset are recognized in profit or loss using the effective interest method.

k)	Foreign Currency Translation and Transactions

The functional currency of the Company is the United States dollar. Financial statements of subsidiaries are maintained in their functional currencies for consolidation of the Company’s results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Transactions denominated in foreign currencies have been translated into US dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

the period-end exchange rate. Foreign currency differences are recognized in comprehensive income (loss) in the same period in which they arise.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the cumulative amount of foreign currency translation differences.

l)	Income Taxes

Current tax
Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantially enacted at the statement of financial position date, and includes adjustments to tax payable or recoverable in respect of previous years.

Deferred tax
Deferred tax is accounted for using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred income tax liabilities are recognized for all taxable temporary differences except where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax losses can be utilized, except where the deferred income tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the statement of financial position date. Deferred income tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences.

Taxes receivable
Taxes receivable comprise US taxes that the Company has paid and expects to recover due to loss carry backs.

m)	Profit (Loss) per Share

Basic profit (loss) per share is calculated by dividing the net profit (loss) available to common shareholders by the weighted average number of shares outstanding during the year. The diluted profit (loss) per share reflects the

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding, if diluted. Diluted earnings per share is calculated using the treasury share method, in which the assumed proceeds from the potential exercise of those share options and warrants whose average market price of the underlying shares are used purchased the Company’s common shares at their average market price for the period. In a year when net losses are incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

For the year ended December 31, 2011, exercisable common equivalent shares totaling 35,413,622 (December 31, 2010 – 31,516,549) (consisting of shares issuable on the exercise of stock options and share purchase warrants) have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive.

n)	Financial Instruments

The Company’s financial instruments including derivatives, consist of  cash and cash equivalents, restricted cash, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, long-term debt, project financing, forward copper pricing contracts, interest rate swaps, net proceeds interest liability and share purchase warrants.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. On initial recognition financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. Financial liabilities are classified as either financial liabilities “fair-value-through-profit and loss” or “other financial liabilities”. Financial liabilities are classified as at “fair-value-through-profit and loss” when the financial liability is either ‘held for trading’ or it is designated as “fair-value-through-profit and loss”.

Financial assets and financial liabilities classified as “fair-value-through-profit and loss” are measured at fair value with changes in those fair values recognized in net earnings (loss). Financial assets classified as “available-for-sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets classified as “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost. Unrealized currency translation gains and losses on available-for-sale securities are recognized in profit or loss during the period.

Cash, restricted cash, and short-term deposits are designated as loans and receivables and are measured at fair value. Certain of the Company’s long term investments that are not accounted for using the equity method are classified as "available-for-sale”. Receivables are designated as “loans and receivables”. Long term investments are designated as “available for sale”. Accounts payable and accrued liabilities, taxes payable, advances on concentrate inventories, debt facilities, convertible debentures, and capital lease obligations are designated as “other financial liabilities”. Derivative financial instruments are classified as “fair-value-through-profit and loss”.

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value. All gains and losses resulting from changes in their fair value are included in profit or loss in the period in which they arise.

The Company’s marketable securities which are an investment in the common shares of a publicly traded company having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices. Marketable securities are classified as held-for-trading. The fair value of these marketable securities as at December 31, 2011 was nil (December 31, 2010 - $0.7 million, January 1, 2010 - $0.3 million)

Impairment and uncollectibility of financial assets
An assessment is made at each statement of financial position date to determine whether there is objective evidence that a financial asset or group of financial assets, other than those at fair-value-through-profit and loss may be

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

impaired. If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: the carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the year. When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

o)	Comprehensive Loss

Comprehensive income (loss) includes both net earnings and other comprehensive income. Other comprehensive income (loss) includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

p)	Share Capital

Common shares are classified as equity. The proceeds from the exercise of share options or warrants together with amounts previously recorded on grant date or issue date are recorded as share capital. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value on the date of issue. Incremental costs attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants based on the fair value of the common share purchase warrants determined using the Black-Scholes option pricing model or external information obtained from the trading activity of these instruments on the open market.

q)	Share-Based Payments

The Company makes share-based awards, including restricted share rights and options, to selected directors, officers, employees, and non-employees. Details of the Company’s stock option plan are disclosed below.

For equity-settled awards, the fair value is recognized as an expense with a corresponding increase in equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions). The fair value is determined by using the Black-Scholes option pricing model. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in profit or loss with a corresponding charge to equity, against the share-based payments reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

r)	Provision for Site Reclamation and Closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets, if a reliable estimate of fair value can be made.

The obligation is measured initially at fair value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties, plant and equipment. The provision is discounted using a current market-based pre-tax discount rate and the unwinding of the discount is included in finance expense. The liability is also accreted to full value over time through periodic charges to earnings. This method requires management to make assumptions as to future risk-adjusted site reclamation and restoration costs, scope and extent of future site reclamation and restoration activities, timing of such activities and expected inflation.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the credit-adjusted risk-free discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties, plant and equipment, which arises at the time of establishing the provision. The site reclamation and closure asset is amortized on the same basis as the related asset.

It is possible that the Company’s estimate of the reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means, and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure and future amounts charged to operations for reclamation and remediation obligations. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Other provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in interest expense.

s)	Segment Information

The Company has determined it operates in two geographic segments performing the exploration, development and operation of mineral properties. Operation of mineral properties and extraction of copper and molybdenum occurs in the United States of America and exploration and development of mineral properties occurs principally in Mexico. All revenue, inventory and long-term assets in 2011 and 2010 were related to the reporting segment in the United States, with the exception of the Company’s El Pilar and El Creston long-term assets which relate to the reporting segment in Mexico.

t)	Leases

Leasing contracts are classified as either financing or operating leases. Where the contracts are classified as operating leases, rental payments are included in the income statement on a straight-line basis over the lease term. Operating lease inducements are recognized as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability. A lease is classified as a finance lease if it transfers substantially all the risks and rewards of ownership of the leased asset. The asset and liability associated with the finance lease are recorded at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments, net of executor costs.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

u)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these consolidated financial statements. Those that are expected to have a significant effect on the consolidated financial statements of the Company are discussed below.

Consolidation Accounting
On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of "control”, which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to net earnings or shareholders' equity, but is expected to result in certain presentation related changes. This standard has an effective date of January 1, 2013 with early adoption permitted under certain circumstances. The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair value measurement
On May 12, 2011 the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements. The standard has an effective date of January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the standard is adopted. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Leases
As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board ("FASB") issued in August 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue an updated Exposure Draft in 2012.

Financial instruments
In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)) as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 requires two primary measurement categories for financial assets and liabilities: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and on hedge accounting continues to apply. Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (OCI), with the remainder of the change recognized in profit or loss.  However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss.  Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 (2010) also requires derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument to be measured at fair value, whereas such derivative liabilities are measured at cost under IAS 39.” IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Disclosure controls and

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the date covered by this MD&A. Based on that evaluation, management, the CEO and the CFO have concluded that the design and operation of the disclosure controls and procedures were effective as of December 31, 2011.

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, are responsible for the design and effectiveness of internal control over financial reporting (ICFR) as defined by National Instrument 52-109. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company’s financial statements.

The Company uses the Internal Control‐Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Framework) to design ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance.

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of internal control over financial reporting as at December 31, 2011. Based on this assessment, management, the CEO and the CFO concluded that the Company‘s ICFR were not effective due to the material weaknesses noted below.

Ineffective controls at the entity level - The Company determined that two deficiencies existed within the entity-level controls related to the control environment, risk assessment, and monitoring function, resulting in a material weakness in each of these respective components. The deficiency in each of these individual COSO components represents a separate material weakness. The Company‘s management determined that the weaknesses were primarily attributable to a lack of an effective budgeting process and a company-wide code of conduct.

In 2011 there were several new additions to the board of directors and management. Subsequent to joining the Company, the board of directors and management have been working together to address deficiencies and formalize processes to enhance overall corporate governance. The Company has already implemented a budgeting process for 2012 and management presented a budget to the board of directors for approval. The Company is in the process of enhancing its corporate governance policies and the board of directors will revise or implement, and approve new corporate governance charters or policies (as applicable) addressing the governance and nominating committee, and code of business conduct and ethics which are being adopted going forward. The Company has also adopted health and safety, and environmental policies in 2011.

Ineffective controls to ensure the appropriate review and monitoring of its compliance with certain of its debt covenants – The Company determined that it does not have effective controls over the monitoring of compliance

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

with debt covenants which has resulted in the existence of covenant violations and the reclassification of long-term debt as a current liability.

The Company has initiated processes to ensure all debt transactions are reviewed and accounted for correctly. This will include completion o a comprehensive checklist to assess and document compliance with all debt covenants.

Management believes that the remediation plans effectively remediate these material weaknesses, subject to testing in fiscal 2012 as part of the Company's annual assessment of the effectiveness of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than changes related to remediation plan activities, there has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by Management’s Discussion and Analysis.

Limitation of Controls and Procedures

Any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011, Canadian publicly accountable enterprises were required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with a transition date of January 1, 2010.

The first quarter of 2011 ended March 31, 2011 with comparative information for 2010 was the Company’s first interim period reported under IFRS. All comparative figures in this annual report have been restated to be in accordance with IFRS, unless specifically noted otherwise. The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has resulted in changes to the Company’s accounting policies, and internal controls over financial reporting. Our IFRS accounting policies are described in Note 26 of the December 31, 2011 consolidated financial statements.

As discussed in the Company’s MD&A for the year ended December 31, 2010, the Company implemented its conversion from Canadian GAAP to IFRS through a transition plan that included the following three phases: (a) scope assessment; (b) impact assessment and (c) implementation. The IFRS transition plan progressed according to schedule and addressed topics such as the impact of IFRS on accounting policies and implementation decisions, information systems and technology and the impact on reporting activities. Both the audit committee and senior management were regularly updated on the progress of the project and any major issues highlighted as a result of the work performed were brought to their attention and addressed with them as necessary. The Company has completed its conversion project.

Comparison of IFRS to Canadian GAAP

The adoption of IFRS resulted in some changes to the consolidated balance sheets and income statements of the Company that were previously reported under Canadian GAAP. Reconciliations from Canadian GAAP to IFRS for total equity, assets, and liabilities have been prepared as well as net loss for the comparative reporting periods. These reconciliations are intended to help users of the financial statements better understand the impact of the

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

adoption of IFRS on the Company. Please refer to of the December 31, 2011 consolidated financial statements for the reconciliations between Canadian GAAP and IFRS.

The key differences between the accounting policies applied in preparing its first consolidated IFRS financial statements and its accounting policies in accordance with previous Canadian GAAP that are expected to have an impact on an ongoing basis are as follows:

Debt

Under IFRS, when an entity breaches a provision of a long-term loan arrangement on or before the end of the reporting period with the effect that the liability becomes payable on demand, it classifies the liability as current, even if the lender agreed, after the reporting period and before the authorization of the financial statements for issue, not to demand payment as a consequence of the breach. The obligation to show these amounts as current is different from the former reporting standards under Canadian GAAP.

Share purchase warrants

Under IFRS, share purchase warrants issued with exercise prices denominated in currencies other than the United States dollar, the Company’s functional currency, are classified and presented as financial liabilities and measured at fair value, with changes in fair value recognized through profit and loss. Under Canadian GAAP, all warrants were presented as equity. At December 31, 2009, the Company had warrants with C$ exercise prices included in equity.

The accounting for share purchase warrants as required under IFRS will create earnings volatility on an ongoing basis. For the year ended December 31, 2010, the impact on earnings was a mark to market loss of $23.5 million. For the year ended December 31, 2011, the impact on earnings was a mark to market gain of $35.7 million.

Provision for site reclamation and closure

Under IFRS, a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates.
As a result, the provision for site reclamation and closure has been re-measured as at the date of transition and increased by $4.1 million and an adjustment has been recorded to the corresponding asset.

Fixed Asset componentization

IFRS requires that significant components of each asset are separately identified and depreciated based on their respective estimated useful lives. The Company reviewed componentization of its mineral properties, plant and equipment, and identified certain additional components. Retroactive application of requirements of IAS 16 to separately depreciate such components resulted in a decrease in carrying amounts of mineral properties, plant, and equipment of $0.4 million at the date of transition with a corresponding decrease to retained earnings.

IFRS 1 First-Time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. Please refer to of the consolidated financial statements for a detailed description of the IFRS 1 exemptions the Company elected to apply.

Business Activities and Key Performance Measures

We have assessed the impact of the IFRS transition project on our financial covenants and key ratios related to our credit facilities and found the transition did not significantly impact our covenants.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Control Activities

Controls over the IFRS transition process have been implemented, as necessary. We, with the assistance of our external accounting advisors, identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies. All accounting policy changes were subject to review by senior management and the Audit Committee of the Board of Directors.

Impact on Information Systems and Technology

The IFRS transition project did not have a significant impact on our information systems for the convergence periods. We do not anticipate any significant impact to applications arising from the transition to IFRS for post-convergence periods.

Anticipated changes to IFRS

The post-implementation phase of the IFRS transition will involve continuous monitoring of changes in IFRS in future periods. The International Accounting Standards Board (IASB) continues to amend and add to current IFRS standards with several projects underway.

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board ("FASB") issued in August 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a final standard in 2012 at which time the impact on the Company will be evaluated.

ACCOUNTING POLICIES TO BE IMPLEMENTED EFFECTIVE JANUARY 1, 2013

Consolidation Accounting

On May 12, 2011 the International Accounting Standards Board (IASB) issued IFRS 10 Consolidated Financial Statements which replaces IAS 27 - Consolidated and Separate Financial Statements and SIC-12, with a single standard on consolidation. The IASB revisited the definition of "control”, which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting does not result in any change to net earnings or shareholders ' equity, but would result in a significant presentation impact. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint ventures

On May 12, 2011 the IASB issued IFRS 11 – Joint Arrangements. This standard establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. It also eliminates the option to proportionately consolidate jointly controlled entities and requires such entities to be accounted for using the equity method. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Fair value measurement

On May 12, 2011 the IASB issued IFRS 13 – Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

value measurements or disclosures about fair value measurements. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Financial instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)) as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 requires two primary measurement categories for financial assets and liabilities: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial instruments and on hedge accounting continues to apply. IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015.

RISK FACTORS

The Company’s securities should be considered a speculative investment due to the nature of its business. Investors should carefully consider all of the information disclosed in this AIF, including all documents incorporated by reference, and the risks described below, before making an investment in the Company’s securities. The Company’s securities are subject to, among others, the following risks. If any of the risks occur, the Company’s business, operating results and financial condition could be materially adversely affected, the trading price of the Common Shares could decline and all or part of any investment in the Company’s securities may be lost. Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially, and adversely affect the Company’s business operations.

Exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Mineral Reserves and Mineral Resources
The mineral reserve and mineral resource figures disclosed in the Company’s Disclosure Documents (which are available under the respective profiles of Mercator, Stingray Copper Inc. and Creston Moly Corp. (as described above under Item 2: General Development of the Business – Three Year History) on SEDAR at www.sedar.com) and filed with the applicable securities commissions are estimates included in reliance, in part, upon the authority of experts, but no assurance can be given that the mined ore will contain the estimated quantities of minerals or that the indicated level of recovery of metals will be realized. Market price fluctuations of copper, molybdenum, silver and other metals, as well as increased production costs (including costs of power) or reduced recovery rates, may render mineral resources containing relatively low grades of mineralization uneconomic. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

These reserve and resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The Company cannot assure investors that:

●	the estimates will be accurate;
●	reserve, resource or other mineralization estimates will be accurate; or
●	any mineralization can be mined or processed profitably.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Any material change in quantity of mineral reserves, mineral resources, grade, or stripping ratio may affect the economic viability of the Mineral Park Mine or any other operation that the Company may operate in the future. In addition, there can be no assurance that copper recoveries or other metal recoveries or the grades of concentrates produced in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. Management cannot guarantee that anticipated recoveries will be realized.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed, recovery rates and concentrate quality may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves at a marketable quality, or at all, could have a material adverse effect on the Company’s results of operations and financial condition.

The mineral reserve and resource estimates contained in public filings of the Company have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the mineralization, reserve, and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of the Mineral Park Mine and other projects. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Differences in U.S. and Canadian reporting of mineral reserves and mineral resources.
The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports mineral reserves and mineral resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated, and inferred mineral resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained pounds" or "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Influence of Metal Prices
The Company’s future revenues, if any, will be derived from mining and subsequent sale of copper, molybdenum and other metals. The value and price of the Company's Shares, the Company's financial results, and the Company’s exploration, development and mining activities may be significantly adversely affected by further declines in the price of copper, molybdenum, and other metals. The price of these metals has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (especially the US dollar and Mexican peso relative to other currencies), interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, improved mining and production methods and the political and economic conditions of copper-producing countries throughout the world. The effect of these factors on the price of metals that may be produced from the Company's properties, and, ultimately, the economic viability of the Company's properties, cannot be predicted accurately.

The price of copper, molybdenum and other metals has fluctuated widely in recent years, and future significant price declines could cause continued development of, and commercial production from the Company's properties to be impracticable. Depending on the price of copper, molybdenum and other metals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

may be forced to sell, some or all of its properties. Future production from the Company's mining properties is dependent on applicable mineral prices being sufficient to make mineral extraction from these properties economic.

Mineral reserve calculations and life-of-mine plans using significantly lower copper, molybdenum and other metal prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation, and closure charges.

In addition to adversely affecting the Company's reserve estimates and its financial condition, declining metal prices could impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Potential Profitability Depends Upon Factors Beyond the Control of the Company
The potential profitability of mineral properties is dependent upon many factors beyond the Company’s control. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of metals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a mineral property. Profitability also depends on the costs of operations, including costs of labor, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and funding costs for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects
Increases in the prices of labor and materials, to some extent caused by an increase in commodity prices, including the prices of the metals being mined by the industry have led to significantly increased capital and operating costs for mining projects. Increasing costs are a factor to be considered in the economic model for any mining project. Significant operating cost increases as experienced by the industry in recent years prior to the recent financial crisis had the effect of reducing profit margins for some mining projects. Such increases in both operating and capital costs need to be considered in economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

The Company has estimated operating and sustaining capital costs for the Mineral Park Mine and its other development properties based on information available, and believes that these estimates are accurate. Costs and expenditures, production schedules, economic returns and other projections from any of its mining projects which are contained in this document and in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, and expenditures and other factors that each may prove to be inaccurate. Therefore, feasibility studies, technical and other studies and reports may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events.

Increases in the costs for labor, regulatory compliance, energy, mine and plant equipment and materials needed for mine operations and development could [actual costs related to mine operations and development may differ from, and in some cases] exceed the Company’s estimates.

The Company has limited operating history upon which it can base forecasts of estimated future production and operating costs for the Mineral Park Mine and its other development properties. Such forecasts derive estimates of production and cash operating costs from, among other things:
●	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
●	anticipated recovery rates of copper, molybdenum and other metals from the ore;
●	cash operating costs in prior periods and of comparable facilities and equipment; and
●	anticipated climatic conditions.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Capital and operating costs, production and economic returns, and other estimates contained in production and cost forecasts may differ significantly from actual costs, and there can be no assurance that actual capital and operating costs will not be higher than currently anticipated or disclosed.

In addition, the Company’s calculations of cash costs and cash cost per pound may differ from similarly titled measures of other companies and are not intended to be an indicator of projected operating profit.

Operating Hazards and Risks
Mineral exploration, development and mining, involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, availability of adequate power and water supplies, labor disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment, or labor.

Operations in which the Company has a direct or indirect interest are subject to all the hazards and risks normally incidental to exploration, development and production of copper, silver and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits and some such risks are not insurable, in which event the Company could incur significant costs that could have a materially adverse effect on its financial condition.

Funding to Develop Mineral Properties and to Complete Exploration Programs
The Company has limited financial resources. As at December 31, 2011 the Company had a working capital deficit of $116.3 million and $42.9 million in cash, cash equivalents, and restricted cash. The Company intends to fund its operations from working capital and revenue from production at the Mineral Park Mine, to the extent practical. Its ability to continue future exploration and development activities, if any, will depend in part on its ability to generate material revenues from production at the Mineral Park Mine or to obtain additional external financing. The sources of external financing that the Company could use for these purposes might include public or private offerings of equity and debt. In addition, the Company could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources. External financing may not be available on acceptable terms, or at all.
If the Company is unable to generate sufficient funds from its operations and is also unable to secure external financing to continue exploration and development, it may have to postpone the development of, or sell, its properties.

There can be no assurance that the Company will reach or maintain commercial production on any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its property interests. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those included in this document.

General Economic Conditions
The recent events in global financial markets have had a profound effect on the global economy. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. While improvements have been noted in the credit and financial markets, significant uncertainty remains.

While these conditions appear to have improved in 2011, disruptions in the current credit and financial markets had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies.

Many industries, including the mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel, and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

●	a credit/liquidity crisis could affect the cost and availability of financing and the Company’s overall liquidity;
●	the volatility of copper, molybdenum and other metal prices affects the Company’s revenues, profits and cash flow;
●	volatile energy prices, commodity and consumables prices and currency exchange rates affect the Company’s production costs; and
●	the devaluation and volatility of global stock markets affects the valuation of the Company’s equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Funding Risk
There is a risk the Company will not have sufficient funding to meet its every day funding needs, (including among other things, covering off the trade payables, debt obligations, or cash sweep, such list not being exhaustive.) as a result of its working capital deficit. The Company’s ability to continue as a going concern is dependent upon its ability to generate profits from operations and/or raise further funding, and there can be no assurance that the Company will be able to do so, in which event the Company may be unable to meet its obligations and commitments and/or unable to proceed with its development and production plans.

Existing Security Interests and Contractual Obligations
The Credit Facilities entered into on April 26, 2010 between the Company and with a group of lenders to provide credit facilities totaling $130.0 million comprised of a non-revolving credit facility loan and a revolving credit facility loan, contain covenants including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments, and distributions. Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life-of-mine mineral reserves.

In finalizing the audited consolidated financial statements for the year ended December 31, 2011, the Company determined that it was in breach of the Credit Facility covenants related to new indebtedness, and investments breach and the loan life coverage ratio. During 2011, the subsidiary of the Company which holds the Credit Facilities provided an intercompany loan, and entered into an intercompany finance lease with another subsidiary of the Company resulting in additional intercompany indebtedness and investments which were in breach of certain covenants. The required minimum loan life coverage ratio is 1.25 to 1.00. As at December 31, 2011, the loan life coverage ratio was 1.23 to 1.00 resulting in the loan life coverage ratio breach. Due to these breaches at December 31, 2011 the Company is required to classify the total amount of the Credit Facilities as a current liability.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

In finalizing the consolidated financial statements, the Company determined that it had breached certain of its covenants under each of its Credit Facilities, Project Financing and Equipment Loans as at December 31, 2011. Therefore, the working capital deficiency at December 31, 2011 includes $88.4 million (Credit Facilities), $15.7 million (Project Financing), and $2.1 million (Equipment Loans) for the non-current portions of these debt arrangements that were required to be classified within current liabilities as at December 31, 2011. The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and Project Financing and is no longer in breach of these debt arrangements.

The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and is no longer in breach of this debt arrangement. In addition, the Company has obtained an amendment to the covenants regarding the commodity price assumptions in the loan life coverage ratio.

The Credit Agreement also contains quarterly provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities.  The percentage of excess cash subject to prepayment was reduced from 50% to 25% as a result of meeting the performance test requirement under the Credit Facilities on November 14, 2011.  The cash sweep provision is no longer applicable once prepayments aggregating $30.0 million have been made this has subsequently been amended to $40.0 million. The Lenders have deferred the December 31, 2011 quarterly cash sweep payment due on April 6, 2012 of $5.6 million until May 22, 2012.

In addition, the Company and its subsidiaries have granted certain security on their assets in favor of the holders of the Notes and Silver Wheaton’s affiliate to secure repayment obligations to them. If the Company or its subsidiaries default on such repayment obligations, the secured parties may take enforcement actions to realize on such security which could have material adverse effects on the Company and its subsidiaries. The Company’s Shares rank junior to existing (including the Credit Facilities) and future secured and unsecured indebtedness of the Company. In the event of the liquidation of the Company, the assets of the Company would be used first to repay secured and unsecured indebtedness of the Company, prior to being distributed to the holders of the Company’s Shares.

Further, pursuant to the terms of the Silver Purchase Agreement, upon the occurrence of certain events of default by the Company (other than with respect to failure to achieve minimum target rates), Silver Wheaton's affiliate will have the right to demand repayment of the remaining balance (determined in accordance with the terms of the Silver Purchase Agreement) of the up-front $42 million cash deposit made to Mercator Barbados on the closing of the Silver Purchase Agreement.

Increased Costs and Compliance Risks as a Result of Being a Public Company
Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, Multilateral Instrument 52-110 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its Board of Directors or as executive officers.

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The Company has one property in production, and two other properties in the exploration or development stage. There can be no assurance that the mineral resources on the El Pilar property or the El Creston property can be commercially mined or that the metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

Although the Company’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities may also include, without limitation, the exploration for and development of mineral deposits. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of an economically viable mineral deposit.

The Company Will Require other Mineral Reserves in the Future
Because mines have limited lives based on proven and probable mineral reserves, the Company will have to continually replace and expand its mineral reserves as the Mineral Park Mine produces copper and other base or precious metals. The Company's ability to maintain or increase its annual production of copper and other base or precious metals will be dependent almost entirely on its ability to bring new mines into production.

The Mineral Park Mine has an estimated mine life of 23 years. There is no assurance that further exploration at the Mineral Park Mine will result in a material increase to mineral reserves or resources.

Securities of the Company
The Company plans to focus on the operation of the Mineral Park Mine, the development and construction of the El Pilar project, and the further exploration and development of the El Creston Project, and will require additional financing to achieve such plans. Any other properties that the Company may acquire an interest in will also require additional funds and it is likely that, to obtain the necessary funds, the Company will have to sell additional securities including, but not limited to, Common Shares, debt securities or some form of convertible securities.

The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of Common Shares. Any transaction involving the issue of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

The Company’s Share Price is Volatile
The market price of a publicly traded stock, especially a resource issuer like the Company is affected by many variables not directly related to the Company’s exploration results, including the market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including the Company, have, experienced wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in the Company's common share price will not occur.

The trading price, if applicable, of the Common Shares and any securities convertible into, or exchangeable for, Common Shares may increase or decrease in response to a number of events and factors outside the Company’s control, including:

●	the Company's operating performance and the performance of competitors and other similar companies;
●	volatility in metal prices;

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

●	the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;
●	changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector;
●	changes in general economic and/or political conditions;
●	the number of Common Shares to be publicly traded after any securities offering;
●	the arrival or departure of key personnel; and
●
acquisitions, strategic alliances or joint ventures involving the Company or its competitors, which, if involving the issue of Common Shares, or securities convertible into Common Shares, would result in dilution to present and prospective holders of Common Shares.

The effect of these and other factors on the market price of the common shares on the Toronto Stock Exchange suggests the Company’s shares will continue to be volatile. In recent years, the price of the Company’s shares has ranged between approximately CDN$0.15 and CDN$12.94 the since the acquisition of the Mineral Park Mine.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Company's success and are, therefore, not within the Company's control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares on the exchanges on which the Common Shares trade has historically made the Company's share price volatile and suggests that the Company's share price will continue to be volatile in the future.

Limited History of Earnings
Although the Company has generated earnings in the past, it has incurred several years of losses.

The Company’s net income or loss during each of the following periods is as follows:
●	$91.7 million net income for the year ended December 31, 2011;
●	$139.2 million net loss for the year ended December 31, 2010; and
●	$17.5 million net loss for the year ended December 31, 2009.

The Company had an accumulated deficit of $133.3 million as of December 31, 2011, and an accumulated deficit of $225.3 million as of December 31, 2010. The financial information reported above for the years ended December 31, 2011 and December 31, 2010 is reported in accordance with International Financial Reporting Standards. The financial information for the year ended December 31, 2009 is reported in accordance with Canadian Generally Accepted Accounting Principles.

The Company may incur additional losses in the future. The Company has committed and plans to continue to commit substantial capital and other resources to the operation and ongoing development of the Mineral Park Mine and its other development projects. The amount and timing of future expenditures will depend on a number of factors, including the progress of ongoing development and operations, the timing of development, the commercial viability of production, and other factors, some of which are beyond the Company’s control. There can be little assurance that the Company will again become or continue to be consistently profitable. The Company has not paid dividends in the past and has no plans to pay dividends for some time in the future. The Company’s future dividend policy will be determined by its directors.

The Company has a Limited History of Operations
Although the Company’s management and operating staff have a history of developing and operating mines, there is no assurance that the Company as a relatively new operator will continue to produce revenue, operate profitably, or provide a return on investment in the future.

The Company Currently Depends on a Single Property — the Mineral Park Mine
The Company's only currently producing project is the Mineral Park Mine. As a result, unless the Company develops additional properties or projects, the Company will be solely dependent upon the operation of the Mineral Park Mine for its revenue and profits, if any.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Advancing the Company’s other projects will be subject to successful exploration, completing positive feasibility studies, completing construction of mines, processing plants, roads, and other related works and infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

●	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
●	the availability and costs of skilled labor and mining equipment;
●	the availability and cost of appropriate smelting and refining arrangements;
●	compliance with environmental and other governmental approval and permit requirements;
●	the availability of funds to finance additional construction and development activities;
●	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and
●	potential increases in operating costs due to changes in the cost of fuel, power, materials, and supplies.

The costs, timing, and complexities of mine development can increase due to the remote location of some mining properties. It is common in new mining operations to experience unexpected problems and delays in development and mine start-up. In addition, delays in the commencement of mineral production often occur. For example, production at the Mineral Park Mine was significantly affected throughout the start-up year 2009, as modifications to the milling circuit were required for equipment change outs and lower than projected recoveries.

Title Matters
The Company owns, leases, or has under option, unpatented and patented mining claims, mineral claims, or concessions which constitute its property holdings. The mineral resources and mineral reserves on the Mineral Park Mine are all located on patented ground and on the acquisition of Mineral Park the Company obtained a title report confirming that Mineral Park had title insurance for the land comprising the Mineral Park Mine. The Company has obtained title insurance for the fee and patented claims, and has obtained a current title report for the unpatented claims, however, the ownership and validity or title of unpatented mining claims, which constitute part of the undeveloped property holdings of the Company is often uncertain and may be contested by governmental and third parties.

Regardless of the foregoing, there is no guarantee of title to any of the Company’s properties. The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company has not surveyed the boundaries of any of its properties other than the Mineral Park Mine property and, consequently, the boundaries of the properties may be disputed.

Mercator’s title to its Mexican mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

Mercator’s properties consist of various mining concessions in Mexico. Under the Mexican law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Mercator’s ownership of such concessions.

A claim by a third party asserting prior unregistered agreements or transfer on any of Mercator’s mineral properties, especially where commercially viable mineral reserves have been located, could adversely result in Mercator losing commercially viable mineral reserves. Even if a claim is unsuccessful, it may potentially affect Mercator’s current operations due to the high costs of defending against such claims and its impact on senior management's time. If Mercator loses a commercially viable mineral reserve, such a loss could lower Mercator’s revenues or cause it to cease operations if this mineral reserve represented all or a significant portion of Mercator’s operations at the time of the loss.

Risks Associated with Operations in Mexico
Mercator’s El Pilar and El Creston projects are located in Mexico. As with many foreign projects, projects in Mexico may experience difficulties with changes in political conditions and regulations, currency exchange, in obtaining financing, finding, and hiring qualified people or obtaining all necessary services.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Mexico has in the past been subject to political instability, changes, and uncertainties, which, if they were to arise again, could cause changes to existing governmental regulations affecting mineral exploration and mining activities. Mercator’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to Mercator’s activities or maintaining its properties. In addition, recent increases in kidnapping and violent drug related criminal activity in Mexico, and in particular Mexican States bordering the United States, may adversely affect Mercator’s ability to carry on business safely.

The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar, and Mexican peso. Fluctuations in foreign exchange rates for the United States dollar and Mexican peso versus the Canadian dollar could lead to increased costs reported in Canadian dollars or foreign exchange losses in respect to United States dollar or Mexican peso working capital balances held by Mercator. There can be no assurance that foreign exchange fluctuations will not materially adversely affect Mercator’s financial performance and results of operations.

It may be difficult for Mercator to obtain necessary financing for its planned exploration or development activities because of their location in Mexico. Also, it may be difficult to find and hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, Mercator may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to Mercator to conduct its operations in Mexico.

The occurrence of the various foregoing factors and uncertainties cannot be accurately predicted and could have an adverse effect on Mercator’s operations or future profitability.

Permits, Licenses and Approvals
The Company’s operations require licenses, permits, and approvals from various governmental authorities. The Company believes it presently holds all necessary licenses, permits and approvals to carry on the activities which it is currently conducting, and that it is presently complying in all material respects with the terms of such licenses, permits, and approvals. There can be no guarantee, however, that the Company will be able to obtain and maintain, at all times, all necessary licenses, permits and approvals required to place its properties into commercial production and to operate mining facilities thereon or to allow for the expanded operation of the Mineral Park Mine. In the event of commercial production, the cost of compliance with changes in governmental regulations or the inability to obtain necessary approvals has the potential to reduce the profitability of operations or preclude the economic development of the property.

A number of approvals, licenses and permits are required for various aspects of a mine’s development in Mexico. The most significant permits for the development of the El Pilar Property, other than MIA approval, are water rights concessions, or permits to extract water, issued by the National Water Commission (Comisión Nacional del Agua), and a permit for consumption, use and storage of explosives, or blasting permit, issued by the Mexican National Defence Secretariat (Secretaría de la Defensa Nacional).

While Mercator expects to obtain these permits in due course, failure to obtain the necessary permits would adversely affect progress of Mercator’s operations and would delay the beginning of commercial operations.

Acquisition of Water Rights and Rights of Way
The Company will have to acquire suitable water rights and rights of way to enable it to proceed with the development of the El Creston Property and any of its other mineral properties. While the Company is confident that it will be able to secure such water rights and rights of way on a timely basis, there can be no assurance that such rights will be secured on an economically acceptable and timely basis or at all. Accordingly, there exist risks that the projects could be delayed or halted if such water rights and rights of way acquisitions are not completed in a timely manner.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Compliance with Environmental and Government Regulation
The Company’s operations require permits from various foreign, federal, state, provincial, and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Mining operations are also subject to federal, provincial, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Companies engaged in the development and operation of mines and related facilities generally experience increased costs as a result of the need to comply with applicable laws, regulations, and permits. Permits and studies may be necessary prior to operation of the exploration properties in which the Company has an interest and there can be no guarantee that it will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may not insure against.

To the best of the Company’s knowledge, it is in compliance with all material current laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project, which it might undertake. To the extent such approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development or expansion of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in the development or abandonment of new mining properties.

The Company’s mining operations may be subject to foreign, federal, state, provincial, and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company’s mining activities may be subject to foreign, federal, state, provincial, and local laws and regulations for protection of surface and ground water.

If the Company undertakes new mining activities in other jurisdictions, or significantly expands its existing mining operations, it may be required to obtain preconstruction environmental and land use review and to comply with permitting, control, and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

Uninsurable Risks
In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected, or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Company.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The Company Does Not Insure Against All Risks
The Company's insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Environmental Risks
The Company is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. If the Company was unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

The operation at the Mineral Park Mine must meet specific legislative requirements in respect of addressing reclamation obligations, emergency plans for hazardous substance spills and a risk management plan for clean air hazards. Mineral Park received approval of its reclamation plan in August 1997 and annual reports on the status of the property must be submitted. Reclamation requirements aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish, to some degree, pre-disturbance landforms, and vegetation.

Foreign Countries and Regulatory Requirements
The Company has properties located in and outside the United States, Canada, and Mexico, where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

Government Regulation may Adversely Affect the Company
The Company’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital -expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of any new mining properties.

Currency Fluctuations
The Company maintains its accounts in Canadian and US dollars and Mexican pesos. The Company’s operations in the United States of America and Mexico make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. Copper, molybdenum and the other minerals the Company produces are priced in U.S. dollars, which results in revenues in U.S. dollars. Certain of the costs incurred by the Company are priced in Canadian dollars and Mexican pesos. If the Mexican peso strengthens against the U.S. dollar, there would be an effect on the cost structure related to the Company’s Mexican projects, and (after

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

translating into U.S. dollars), driving up costs while revenues generated from operations would remain the same in U.S. dollar terms. The Company is also exposed to the Canadian dollar because its head office operations are located in Canada. As a result of these exposures, the Company’s financial performance and forecasts may be significantly affected by changes in international exchange rates. The Company does not engage in currency hedging activities.

Competition
Competition in the mineral exploration business is intense and could adversely affect Company’s ability to suitably develop its properties. The Company competes with many other companies possessing greater financial resources and technical facilities than it. The Company competes with numerous individuals and companies, including many major mining companies, which have substantially greater technical, financial, and operational resources and staffs. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Effecting Service of Process on the Company's Directors
Since certain of the Company's directors live outside of Canada, it may not be possible to effect service of process on them and since all or a substantial portion of their assets are located outside Canada, there may be difficulties in enforcing judgments against them obtained in Canadian courts. Similarly, essentially all of the Company's assets are located outside Canada and there may be difficulties in enforcing judgments obtained in Canadian courts.

Acquisitions
The Company undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price; the quality of the mineral deposit proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company's ongoing business; the inability of management to maximize the Company’s financial and strategic position through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose the Company to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Incurrence of Debt
The Company's level of indebtedness could have important consequences for its operations, including:

●
The Company may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities;

●	The Company's debt level may make it vulnerable to economic downturns and adverse developments in the Company's businesses and markets; and
●	The Company's debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future, or implement its business strategy.

The Company expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. The Company's ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. The Company will not be able to control many of these factors, such as economic conditions in the markets in which it operates. The Company cannot be certain that future cash flow from operations will be sufficient to allow it to pay principal and interest on the Company's debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, the Company may be required to refinance all or part of its existing

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

debt, sell assets, borrow more money, or issue additional equity. The Company's cannot be certain that it will be able to do so on commercially reasonable terms, if at all.

Conflicts of Interest
Certain of the Company’s directors and officers are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships, or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the Company’s interests. Directors and officers of the Company, with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules, and policies.

Dependence on Key Management Employees
The nature of the Company’s business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in the marketplace depends, in large part, on the Company’s ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain the services of such personnel. The Company’s development, now and in the future, will depend on the efforts of its key management figures, such as D. Bruce McLeod - President and CEO, Mark Distler -CFO, Gary Simmerman - VP Mineral Park, Marc S. LeBlanc - Corporate Secretary, Mike Broch - VP Exploration and Evaluations, Joseph Campbell - VP El Pilar and Carlos Garcia - Mexico Country Manager.

The loss of any or all of these individuals could have a material adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key management employees.

The Company's ability to manage its operations, exploration and development activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled workforce. The international mining industry is very active and the Company is facing intense increased competition for personnel in all disciplines and areas of operation, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel. Many companies with which the Company competes for personnel have substantially more resources, multiple mines and longer operating histories than the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements", are not historical facts, and indicate our expectations and are made as of the date of this MD&A and include without limitation, statements regarding discussions of the Company’s business strategy, future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, mine development, mine operations, mine and power costs, estimating grade levels, future recovery levels, future production levels, capital costs, costs savings, cash and total costs of production, projected mine life, completion dates for the development of the Company’s project, future copper and molybdenum prices (including the long-term estimated prices used in calculating the Company’s mineral reserves), end-use demand for copper and molybdenum, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

operationally and economically; (3) the milling expansion of Mineral Park will continue to be viable operationally and economically and will proceed as expected; (4) the construction and operation of the El Pilar Project will continue to be viable operationally and economically and will proceed as expected; (5) any additional financing needed will be available on reasonable terms. Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations. (6) ability to manage Credit Facilities and vendor payables; (7) ability to achieve future waivers, if required; and (8) ability to raise funding to meet future capital needs

Additional factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other factors: (1) weak commodity prices and general metal price volatility; (2) the state of the global economy and economic and political events, including the deterioration of the global capital markets, affecting metal supply and demand and economic and political events affecting metal supply and demand; (3) securing and the nature of regulatory permits and approvals and the costs of complying with environmental, health and safety laws and regulations; (4) the ongoing availability and cost of operational inputs including expertise, labor, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled; (6) geological, technical, mining or processing problems; (7) fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar and Mexican Peso/US dollar exchange rates (8) the Company’s dependence on third parties for smelting and refining its metals; (9) the advice the Company has received from its consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral resources and mineral reserves are appropriate and accurate; (10) risks involved in current or future litigation or regulatory proceedings and (11) future changes that may occur in the life-of-mine plan and/or the ultimate pit design.  The Company cannot assure you that any of these assumptions will prove to be correct.

The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present during operations or if and when an undeveloped project is actually developed.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements, including future-oriented financial information, contained in this MD&A and the documents incorporated by reference are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including future-oriented financial information, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to disclose publicly any future revisions to forward-looking statements, including future-oriented financial information, to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as expressly required by law. Additionally, the forward-looking statements, including future-oriented financial information, contained herein are presented solely for the purpose of conveying our reasonable belief of the direction of the Company and may not be appropriate for other purposes.

The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. Other risks and assumptions are discussed throughout this MD&A and, in particular, in “Critical Accounting Estimates” and “Risks Factors” sections. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss, and dilution. The mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve”

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” or “contained pounds” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Accordingly, information contained in this press release contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.